FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are a copy of the Company's report for the six months ended June 30, 2016, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2016 and 2015 (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: August 25, 2016

Exhibit 1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	our ability to obtain additional financing, amend existing facilities, refinance or restructure existing facilities or receive waivers or extensions by creditors as necessary;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct and obtain delivery of new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates and inflation in the economies of the countries in which we operate, including wage inflation as a result of trade union negotiations;

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs; and

•	potential liability from future litigation.

In this report, unless the context otherwise indicates, the terms "we", "us" and "our" (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries and joint ventures.

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE
SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the six months ended June 30, 2016, and 2015 included elsewhere in this report.  This discussion contains forward-looking statements. For a discussion of the accuracy of these statements please refer to the section of this report titled "Cautionary Statement Regarding Forward Looking Statements" that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. The debt negotiations with our lenders discussed elsewhere herein raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and the results of operations discussion of this section do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 685 barges (of which 24 are under lease) and 35 pushboats as of June 30, 2016, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 53% of world soybean production in 2016, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear and we own an inland tank barge, Parana Iron, which has been converted into an iron ore transfer and storage unit currently employed with a non-related third party. Additionally, we own a transshipment unit to transfer cargo between barges. Finally, during the six months ended June 30, 2016, we added six tank barges to our River Business fleet, which were built last year.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of June 30, 2016, our Offshore Supply Business fleet consisted of thirteen Platform Supply Vessels, or PSVs, one ROV (Remotely Operated Vehicle) Support Vessel, or RSV, and three offshore barges. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked but expected to resume its contract in the forthcoming months), three were laid-up in Brazil and two remained laid-up in the North Sea. We are currently seeking employment for these laid-up vessels in Brazil with Petrobras as well as in the North Sea. Our UP Jade was blocked following the finalization of its current contract on August 1, 2016, and is currently seeking employment. The current Petrobas contract of our RSV UP Coral was extended until August 24, 2017.

Our Ocean Business, as of June 30, 2016, owned two ocean-going vessels and bareboat chartered two more that we regularly employ in the South American coastal trade, where we have preferential rights and customer relationships. The fleet is comprised of two Product Tankers (both of which are under lease) and two container feeder vessels.

We are focused on operating an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in the three months ended June 30, 2016

On April 5, 2016, we announced that we reached an agreement with our secured lenders to extend the existing forbearance agreements through April 30, 2016.

On May 10, 2016, we announced that we reached an agreement with our secured lenders to extend the existing forbearance agreements through May 31, 2016. The forbearance agreements finally expired on May 31, 2016. The Company currently does not have any forbearance agreements in place, but expressed its confidence that a consensual financial restructuring can be achieved in order to provide the Company with a sustainable capital structure that supports the Company's long-term business plan and results in long-term value generation for the benefit of all stakeholders.

On June 15, 2016, the Company decided not to make its $10.0 million interest payment on its outstanding 8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Notes"). Additionally, the Company decided not to make the $6.5 million interest and principal repayment on the other loan facilities related to the Company's River Business.

On June 26, 2016, the time charters of our UP Safira and UP Opal were granted with a one-year extension to October 2019, and January 2020, respectively, in exchange for a reduction in their daily rates of 11% and 12%, respectively.

Recent developments

On August 1, 2016, our UP Jade finalized its time charter and was subsequently blocked.

On August 23, 2016, the Company received notice that its common stock will be delisted from the Capital Market as of September 1, 2016, as a result of the Company's inability to meet Nasdaq's $1 minimum bid price per share requirement, unless the Company appeals the determination to delist its common stock. The Company filed such an appeal on August 25, 2016, and will provide arguments to the hearing panel that its stock should not be delisted based on different alternatives to bring the Company's common stock back within Nasdaq's $1 minimum bid price per share requirement. The Company's common stock will continue to be listed on Nasdaq until Nasdaq makes a determination on the appeal.

On August 25, 2016, we were awarded with an extension of the current contract of our RSV UP Coral until August 24, 2017.

As previously reported, in order to preserve liquidity for the operation of its businesses, the Company determined not to make the interest payment due on December 15, 2015 on the Company's 2021 Notes. On January 15, 2016, this non-payment resulted in an Event of Default (as defined in the indenture governing the 2021 Notes (the "Indenture")) under the 2021 Notes. In addition, during the first half year, the Company did not make principal repayments on its loan facilities related to the Company's Offshore Supply Business (except for the BNDES loan facility). Moreover, on June 15, 2016, the Company decided not to make its $10.0 million interest payment on the 2021 Notes. Additionally, the Company decided not to make the $6.5 million interest and principal repayment on the other loan facilities related to the Company's River Business.

As discussed above, the Company entered into forbearance agreements with its secured lenders in which the secured lenders party to these agreements agreed, for the duration of the forbearance agreements, not to accelerate their loans, take any enforcement actions, or exercise any remedies with respect to defaults resulting from the non-payment by the Company of its interest payment under the 2021 Notes and to work with the Company in negotiating a sustainable financial structure. Copies of the forbearance agreements are available on the SEC's EDGAR system at www.sec.gov. Certain of the forbearance agreements provided for the appointment of two new, independent directors, as well as but not limited to the formation of a special committee whose mandate was to explore restructuring options and make recommendations to the Company's Board of Directors. Among such recommendations were proposals for a standalone restructuring and/or selling the River Business and the Offshore Supply Business Segments. The Company is currently in on-going negotiations with its creditors and other stakeholders in connection with transactions as a result of these restructuring and sale recommendations and is exploring options which include sale of assets or business segments, restructuring of existing indebtedness and adding additional capital.

The forbearance agreements were renewed multiple times but finally expired on May 31, 2016. The Company currently does not have any forbearance agreements in place, but expressed its confidence that a consensual financial restructuring can be achieved in order to provide the Company with a sustainable capital structure that supports the Company's long-term business plan and results in long-term value generation for the benefit of all stakeholders. In this regard, lenders have not taken any enforcement actions with respect to the above described defaults.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we currently contract for the carriage of cargoes, mostly under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties except for the sale of 24 barges to a third party which are then leased back to us. In that case, neither net revenues nor manufacturing expenses are recognized and the net result from the sale of those barges is deferred in time throughout the term of the lease. Finally, under our transshipment service agreement, we will recognize revenues per ton loaded to the oceangoing vessel.

In our Offshore Supply Business, we contract a substantial portion of our capacity under time charters to charterers in Brazil. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa or anywhere in the world.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 46% of the total revenues derived from transportation services in the first six months of 2016 and COA revenues accounted for 54%. With respect to COA revenues derived from transportation service in the first six months of 2016, 94% were in respect of repetitive voyages for our regular customers and 6% were in respect of single voyages for occasional customers.

Our container vessels are paid on a rate based on each container shipped and is expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under a COA.
In our River Business, demand for our cargo carrying services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

As of June 30, 2016, in our Offshore Supply Business, we had one RSV and eight of our PSVs operating under long-term charters with Petrobras (one of which was blocked). Three of our remaining vessels were laid-up in Brazil and two in the North Sea. Our UP Jade was blocked following the finalization of its current contract on August 1, 2016, and is currently seeking employment. We are exploring alternative courses of action for these vessels, including negotiations with Petrobras. Further early termination or blockage of our time charter contracts with Petrobras may result in our PSVs or RSV being laid up for an extended period of time, which would have a material adverse effect on our financial condition and results of operations. Petrobras' current situation may result in it having to cut back on its capital expenditure plans even further. Such reduction could adversely affect the amount of exploration and production, which in turn could negatively affect our PSV and RSV operations in Brazil and our results of operations. In that regard, Petrobras announced that more than 80% of its 2015-2019 investment plan was assigned to exploration and production activities and that the investments will be focused on deep-water production with fewer expenses in exploratory activity. Onshore and shallow-water blocks are no longer on the Petrobras' radar, unlike what happened until 2015, when it started to review its portfolio given the cash restriction amid the industry's crisis.

We believe that Petrobras' capital expenditure plans will nevertheless provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels, and we intend to actively pursue the further expansion of our PSV operations in Brazil, evaluate the construction of additional PSVs within Brazil and identify opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa or anywhere in the world.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the first six months of 2016.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel and marine insurance costs.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties, which provide brokerage services, and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil, which are fully covered by us.

In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service, and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, where we operate one floating dry dock, a shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina, one grain loading terminal and 50% of a second terminal in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina.

Through our Offshore Supply Business, we hold a lease for office and warehouse space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold subleases to additional office space at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and revenues. We are also exposed to exchange rate risk on the portion of our balances denominated in currencies other than the U.S. dollar, such as tax credits in various tax jurisdictions in South America.

During the first six months of 2016, 94% of our revenues were denominated in U.S. dollars and 6% of our revenues were denominated and collected in Brazilian reais. However, 43% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the first six months of 2016 significant amounts of our expenses were denominated in U.S. dollars and 39% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction. The Argentine peso devalued approximately 59% on average against to the U.S. dollar when comparing the average exchange rate in the three month period ended June 30, 2016, to the average exchange rate of the same period of 2015. Similarly, the Brazilian real devalued approximately 14% against the U.S. dollar when comparing the average exchange rate in the three month period ended June 30, 2016, to the average exchange rate of the same period of 2015.

Foreign currency exchange gains (losses), net are included as a component of other income (expenses) in our unaudited condensed consolidated financial statements.
Inflation, Interest Rates and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. After the financial crisis which began in 2008, however, lenders have insisted on provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of June 30, 2016, the Company had $13.7 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $13.6 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $14.6 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of June 30, 2016, the Company had $6.0 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of June 30, 2016, the Company had variable rate debt (due 2016 through 2021) totaling $169.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis points margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of June 30, 2016, the weighted average interest rate on these borrowings was 3.6%, including margin.

A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.7 million increase in our interest expense per year, which would adversely affect our earnings and financing cash flow.

In order to preserve liquidity for the operation of its businesses, the Company determined not to make the interest payments due on December 15, 2015, and June 15, 2016, on the Company's 2021 Notes. Therefore, as of June 30, 2016, the Company had $20.0 million of overdue installments of interest which accrue interest at the rate borne by the 2021 Notes plus 1% per annum, totaling 9.875%.

In addition, the Company did not make its $6.5 million principal and interest payment due on June 15, 2016, under the IFC and OFID loan facilities. Such unpaid amount accrues interest at the rate which shall be the sum of (i) LIBOR, (ii) the applicable margin, and (iii) two per cent (2%), per annum.

We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to protect us against fuel price fluctuations. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since they are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for owners' account.

In our Ocean Business, for those vessels that operate under time charters, increases on bunker (fuel oil) costs do not have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed bunker cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variations in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.
In our container feeder service, the operation of our two container feeder vessels, Asturiano and Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries and liquid cargo volumes may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Legal Proceedings

UABL – Ciudad del Este Customs Authority – Autonomous Action for Annulment

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three matters in respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2.2 million, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period. The referred amounts exclude legal costs and interests which in Paraguay are substantial. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $0.6 million non-withheld taxes, $0.7 million in fines and $1.3 million in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1.3 million in full and final settlement of the claim and agreed to drop the appeal we had filed against to the Supreme Court. However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold waiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion – Bunker case

These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total amount owed according to Customs in Asuncion is up to Gs. 12,056,635,704 (approximately $2.1 million), that is to say twice the value of the purchased bunkers (Gs. 6,028,317,852). The claim was rejected by the competent Court. This ruling was appealed and applied for annulment and is now in procedure at the Supreme Court of Justice of Paraguay pending resolution. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are no chances of success in these proceedings.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges subject to conversion in foreign yards. Customs imposed a fine of Gs. 2,791,514,822 (approximately $0.5 million) and judicial proceedings have been commenced where a final decision from the Supreme Court of Justice of Paraguay is still pending. Our local counsel has advised that, due to the conservative criteria of the courts in favor of the state, there are fifty percent chances that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

These are administrative proceedings commenced by the Paraguayan Tax Authorities on December 15, 2011 against UABL Paraguay S.A. due to an alleged improper use of some fiscal credit. The aforementioned tax authorities suggested some rectifications to be made and also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $0.4 million. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.
On May 05, 2015, UPSA took notice of administrative proceedings commenced by Argentine Customs Authorities on November 04, 2014, due to an alleged infringement of Customs regulations on temporary import regime. The Customs' fine applicable in such a case could vary between $0.1 million and $2.5 million, with an additional amount of $0.1 million regarding additional VAT and income taxes, and the charges for import duties could reach $0.5 million. The chances of success will depend on the outcome of the proceedings before the Argentine Secretary of Industry, but even if UPSA is found liable, the fine will probably be imposed around the minimum amount.

UP Offshore Apoio Marítimo Ltda. - Rio de Janeiro State Treasury Office- UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel UP Pearl. The said authorities determined the corresponding assessment in the amount of R$ 768,096.34 (approximately $0.2 million), plus interest. A decision is now pending over the non-application of the tax to the vessel's import. Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A., Yataity S.A. and UABL S.A. – Alleged Tax Evasion

These proceedings were commenced by the National Customs Authority of Paraguay on a supposed Income Tax evasion regarding some freight services rendered by UABL S.A., UABL Paraguay S.A. and Yataity S.A. from Tres Fronteras Terminal and other ports in Paraguay during 2000 and 2005. Those three entities were charged by said administrative authority for owing the alleged non-paid taxes plus same amount in fines. The total amount was, after some discussions, finally determined by the Customs National Authority in approximately $0.3 million plus a fine in the same amount. This resolution has been judicially argued by UABL entities and is now pending resolution by the Supreme Court of Justice of Paraguay. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are no chances of success in these proceedings.

Trafigura Beheer BV (and related companies) v Ultrapetrol S.A.

Claims have been made against Ultrapetrol by companies in the Trafigura Group under a series of contracts made in 2011-13 for construction of river barges. The claims are for alleged defects in the construction of the barges, which are (with some minor exceptions) denied by Ultrapetrol S.A.

Solicitors representing Trafigura have commenced arbitration proceedings against Ultrapetrol S.A. and arbitrators were appointed in September/October 2015. Claim Submissions were served on February 2, 2016. Defence Submissions and a Request for Further Information were served on June 2016 and responses from Trafigura are awaited. The total claims amount to approximately $15.5 million, excluding interest and costs. The opinion of our local counsel is reasonably optimistic that these proceedings will not have a material adverse financial impact on the consolidated financial position or results of the Company.

Touax Hydrovia Corp. v Corporación de Navegación Mundial S.A.

This case involves cross-claims under a long-term bareboat charter on 24 barges, dated April 25, 2012, between Touax Hydrovia Corp. ("Touax"), as Owner, Corporación de Navegación Mundial S.A. ("Cornamusa"), as Charterer, and Ultrapetrol (Bahamas) Limited ("Ultrapetrol"), as guarantor. Touax had the obligation to register the barges in a jurisdiction which would permit Cornamusa, through a Paraguayan subsidiary, to operate the barges on the Parana-Paraguay River System. Due to a change in Paraguayan legislation, Touax was no longer able to register the last 7 barges under its flag after the expiration of their provisional certificates and remain without any register. Therefore, these barges have been out of service and put off-hire by Cornamusa. Touax commenced an arbitration claim in New York against Cornamusa related to the payment of hire (roughly $1.3 million at the present) which was suspended on December 2014. Likewise, as Cornamusa considers Touax to be in breach of the provision which obligated Touax to ensure that its registration of the barges would not impede Cornamusa's ability to trade them on the River system, it has therefore submitted a counterclaim in New York arbitration against Touax for breach. This counterclaim involves losses for insurance during the period of layup (following expiration of the provisional certificates) and transportation/mooring costs. Additionally, Touax executives admitted that they had recently abandoned their efforts to resolve the flagging issue. Consequently, Cornamusa terminated the contract with respect to the 7 barges in dispute. Touax may increase its claim, but that has not yet occurred. In addition, the application for $6.0 million security filed by Touax and opposed by Cornamusa and Ultrapetrol has been recently denied for the time being. Presently, discovery phase has been completed and parties are preparing final briefs which are due to be served mid-August, 2016.

Our local counsel indicated that Cornamusa has the better argument supported by the contract terms and has classified the outcome of this contingency as uncertain.

UP Offshore Apoio Marítimo Ltda. - Rio de Janeiro Municipal State Treasury Office - Tax assessment

On March 6, 2015, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. aiming to collect Service Tax (ISS) supposedly due on values related to bareboat charter agreements for the period August 2010 to December 2014 which were determined in the amount of approximately $4.5 million. On April 1, 2015, the company presented its administrative defense. At the same time, the right of the company not to pay this tax is being discussed in court and a decision is still pending. Our local counsel has advised that there are strong arguments to support our right and a remote chance to get an unfavorable decision.

UABL Paraguay S.A. – Administrative Dossier due to alleged lack of deletion certificates

On May 2016, an administrative dossier was initiated due to a Bolivian International Vessel Registry (RIBB) report. It investigates an alleged lack of presentation of Bolivian flag deletion certificates in the Paraguayan flagging process of 252 vessels. In case Paraguayan administrative court decides UABL Paraguay S.A. is liable for not complying with said submission, Paraguayan Registry could declare the decrees that granted Paraguayan flag null and void and those vessels could remain unflagged. In this case, these vessels would no longer be able to operate in Paraguay. A resolution is awaited proximately. Our local counsel is of the opinion that it is probable to obtain a favorable decision in these proceedings.

Results of Operations

The following table sets forth certain unaudited historical statements of operations data for the three months and six months ended June 30, 2016, compared to the three months and six months ended June 30, 2015, derived from our unaudited condensed consolidated statements of operations expressed in thousands of dollars:

	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
	2016	2015	2016	2015
Revenues
Attributable to River Business	$39,183	$53,038	$73,364	$91,968	-20%
Attributable to Offshore Supply Business	21,979	26,843	42,300	56,400	-25%
Attributable to Ocean Business	12,518	16,213	25,113	32,299	-22%
Total revenues	73,680	96,094	140,777	180,667	-22%

Voyage and manufacturing expenses
Attributable to River Business	(12,006)	(24,201)	(23,931)	(40,767)	-41%
Attributable to Offshore Supply Business	(1,850)	(100)	(3,630)	(1,749)	108%
Attributable to Ocean Business	(5,942)	(6,277)	(11,389)	(11,298)	1%
Total voyage and manufacturing expenses	(19,798)	(30,578)	(38,950)	(53,814)	-28%

Running costs
Attributable to River Business	(13,073)	(16,894)	(23,238)	(30,795)	-25%
Attributable to Offshore Supply Business	(7,491)	(12,351)	(14,577)	(24,725)	-41%
Attributable to Ocean Business	(5,394)	(8,535)	(11,099)	(16,658)	-33%
Total running costs	(25,958)	(37,780)	(48,914)	(72,178)	-32%

Amortization of dry dock	(2,680)	(2,448)	(5,068)	(4,447)	14%
Depreciation of vessels and equipment	(9,784)	(10,413)	(19,673)	(20,917)	-6%
Administrative and commercial expenses	(15,394)	(10,267)	(25,397)	(19,936)	27%
Other operating income (expense), net	609	(1,053)	1,875	(1,007)	--

Operating profit	675	3,555	4,650	8,368	-44%

Financial expense	(12,230)	(8,418)	(28,594)	(16,673)	71%
Foreign currency exchange gains (losses), net	773	1,703	(1,159)	(194)	497%
Investment in affiliates	(40)	(216)	(13)	(309)	-96%
Other, net	4	43	15	55	-73%
Total other expenses, net	(11,493)	(6,888)	(29,751)	(17,121)	74%

Loss before income taxes	(10,818)	(3,333)	(25,101)	(8,753)	187%

Income tax expenses	(1,993)	(3,060)	(4,810)	(2,747)	75%

Net loss	$(12,811)	$(6,393)	$(29,911)	$(11,500)	160%

Revenues. Total revenues from our River Business decreased 26% from $53.0 million in the three months ended June 30, 2015, to $39.2 million in the same period of 2016. This $13.8 million decrease results mainly from a $10.9 million decrease in revenues related to six barges constructed at our yard in Punta Alvear sold to third parties in the second quarter of 2015 as compared to none in the same period of 2016, by a $4.0 million decrease in revenues from river operations, despite a 3% increase in net tons transported, mostly related to lower average freight rates and by a $0.1 million decrease in salvage revenues; partially offset by a $1.2 million increase from the operation of our Parana Iron transfer and storage unit primarily attributable to a 11% increase in tons transshipped.

Total revenues from our River Business decreased 20% from $92.0 million in the six months ended June 30, 2015, to $73.4 million in the same period of 2016. This $18.6 million decrease results mainly from a $10.9 million decrease in revenues related to six barges constructed at our yard in Punta Alvear sold to third parties in the first half of 2015 as compared to none in the same period of 2016 and by a $8.2 million decrease in revenues from river operations, despite a 5% increase in net tons transported, mostly related to lower average freight rates; partially offset by a $0.4 million increase in revenues derived from our time charter contract with Vale.

Total revenues from our Offshore Supply Business decreased 18% from $26.8 million in the three months ended June 30, 2015, to $22.0 million in the same period of 2016. This $4.8 million decrease is primarily attributable to a combined $9.8 million decrease related to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise and by a $0.5 million decrease in revenues in the rest of our PSV fleet related to the devaluation of the Brazilian real between the second quarter of 2015 and the same period in 2016; partially offset by a $4.7 million increase in revenues of our RSV UP Coral, which entered into a long-term charter with Petrobras on August 5, 2015, and by a $0.8 million intercompany reclassification in the second quarter of 2015.

Total revenues from our Offshore Supply Business decreased 25% from $56.4 million in the six months ended June 30, 2015, to $42.3 million in the same period of 2016. This $14.1 million decrease is primarily attributable to a combined $20.3 million decrease related to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise, by a $1.3 million decrease in revenues of our UP Safira related to higher offhire days during the first quarter of 2016 as compared to the same period last year, by a $1.1 million decrease in revenues of the rest of our PSV fleet related to an average 25% devaluation of the Brazilian real between the first half of 2015 and the same period of 2016 and by a $1.1 million combined decrease in revenues of our UP Agate and UP Jasper related to their lay-up in the North Sea as opposed to their partial operation in the North Sea during the same period last year; partially offset by a $9.6 million increase in revenues of our UP Opal and our RSV UP Coral, which entered into long-term charters with Petrobras on January 25 and August 5, 2015, respectively.

Total revenues from our Ocean Business decreased $3.7 million, from $16.2 million in the three months ended June 30, 2015, to $12.5 million in the same period of 2016, or 23%. This decrease is mainly attributable to a combined $5.1 million decrease of our Amadeo, Miranda I and Alejandrina, which were sold and delivered to buyers on May 29, 2015, July 16, 2015, and March 7, 2016, respectively, and by a $1.3 million decrease in revenues of our Austral related to its drydock during the second quarter of 2016; partially offset by a $2.1 million increase related to our bareboat chartered vessel Mentor, which entered into operation on July 1, 2015, and by a $0.6 million increase related to our container feeder business primarily attributable to faster vessel rotation.

Total revenues from our Ocean Business decreased $7.2 million, from $32.3 million in the six months ended June 30, 2015, to $25.1 million in the same period of 2016, or 22%. This decrease is primarily attributable to a combined $5.5 million decrease of our Miranda I and Alejandrina, which were sold and delivered to buyers on July 16, 2015, and March 7, 2016, respectively, and by a $1.6 million decrease in revenues of our Austral mainly due to its drydock during the second quarter of 2016.

Voyage and manufacturing expenses. In the three months ended June 30, 2016, voyage and manufacturing expenses of our River Business were $12.0 million as compared to $24.2 million for the same period of 2015. This $12.2 million decrease is mainly attributable to a $9.1 million decrease in manufacturing expenses incurred in the construction of barges for third parties in our Punta Alvear yard in the second quarter of 2015 as compared to the same period of this year, by a $2.3 million decrease in fuel expenses related to lower fuel prices and to a $1.1 million decrease in voyage expenses derived from the new operational model implemented during 2015 together with more stringent cost control; partially offset by a $0.3 million increase in other voyage expenses.

In the six months ended June 30, 2016, voyage and manufacturing expenses of our River Business were $23.9 million, as compared to $40.8 million for the same period of 2015, a decrease of $16.9 million, or 41%. This decrease is mainly attributable to a $9.7 million decrease in manufacturing expenses incurred in the construction of barges for third parties in our Punta Alvear yard during the first half of 2015 as compared to the same period of 2016, by a $5.1 million decrease in fuel expenses related to lower fuel prices and to a $2.1 million decrease in voyage expenses derived from the new operational model implemented during 2015 together with more stringent cost control.

In the three months ended June 30, 2016, voyage expenses of our Offshore Supply Business were $1.9 million, as compared to $0.1 million in the same period of 2015. This increase is primarily attributable to a $1.0 million increase related to the payment to our crane operator partner of our RSV UP Coral, and by a $0.8 million reclassification of an intercompany expense in the second quarter of 2015.

In the six months ended June 30, 2016, voyage expenses of our Offshore Supply Business were $3.6 million, as compared to $1.7 million in the same period of 2015. This $1.9 million increase is primarily attributable to the $2.1 payment to our crane operator partner of our RSV UP Coral; partially offset by a $0.1 million decrease in voyage expenses of our UP Jasper and UP Agate related to their lay-up in the North Sea as opposed to their partial operation in the North Sea during the same period last year.

In the three months ended June 30, 2016, voyage expenses of our Ocean Business were $5.9 million, as compared to $6.3 million for the same period of 2015, a decrease of $0.4 million, or 6%. This decrease is primarily attributable to lower fuel expenses related to our container feeder vessels.

In the six months ended June 30, 2016, voyage expenses of our Ocean Business were $11.4 million, as compared to $11.3 million for the same period of 2015, an increase of $0.1 million, or 1%. This increase is primarily attributable to a $0.4 million increase related the bareboat hire of our Mentor; partially offset by a $0.3 million decrease related to our Amadeo, Miranda I and Alejandrina, which were sold and delivered to buyers on May 29, 2015, July 16, 2015, and March 7, 2016, respectively.

Running costs. In the three months ended June 30, 2016, running costs of our River Business were $13.1 million, as compared to $16.9 million in the same period of 2015, a decrease of $3.8 million, or 22%. This decrease is mainly attributable to a $2.9 million decrease in crew expenses on account of a reduced headcount and the devaluation of the Argentine peso, to a $0.6 million decrease in repairs and maintenance expenses of our Parana Iron and to a $0.3 million decrease in insurance costs of our barge fleet on account of more stringent cost control.

In the six months ended June 30, 2016, running costs of our River Business were $23.2 million, as compared to $30.8 million in the same period of 2015, a decrease of $7.6 million, or 25%. This decrease is mainly attributable a $6.0 million decrease in crew expenses on account of a reduced headcount and the devaluation of the Argentine peso, to a combined $1.1 million decrease in repairs and maintenance expenses of our Parana Iron and our pushboat fleet and a $0.5 million decrease in insurance costs of our barge fleet on account of more stringent cost control.

In the three months ended June 30, 2016, running costs of our Offshore Supply Business were $7.5 million, as compared to $12.4 million in the same period of 2015, a decrease of $4.9 million, or 40%. This decrease in running costs is mainly attributable to a $3.1 million combined decrease of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise, a $1.1 million decrease in most of our PSV fleet related to the devaluation of the Brazilian real and a $1.0 million decrease of our UP Jasper and UP Agate related to their lay-up in the North Sea; partially offset by a $0.4 million increase related to our RSV UP Coral, which entered into a long-term charter with Petrobras on August 5, 2015.

In the six months ended June 30, 2016, running costs of our Offshore Supply Business were $14.6 million, as compared to $24.7 million in the same period of 2015, a decrease of $10.1 million, or 41%. This decrease in running costs is mainly attributable to a $5.6 million combined decrease of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise, a $2.3 million decrease in most of our PSV fleet related to the devaluation of the Brazilian real and a $2.3 million decrease of our UP Jasper and UP Agate related to their lay-up in the North Sea as opposed to their partial operation in the North Sea during the same period last year.

In the three months ended June 30, 2016, running costs of our Ocean Business were $5.4 million, as compared to $8.5 million in the same period of 2015, a decrease of $3.1 million, or 36%. This decrease is primarily attributable to a combined $2.8 million decrease of our Amadeo and Miranda I, which were sold and delivered to buyers on May 29 and July 16, 2015, respectively, and to a $0.2 million combined decrease in crew costs of our container feeder vessels and our Austral mostly associated to the devaluation of the Argentine peso.

In the six months ended June 30, 2016, running costs of our Ocean Business were $11.1 million, as compared to $16.7 million in the same period of 2015, a decrease of $5.6 million, or 34%. This decrease is primarily attributable to a combined $7.2 million decrease of our Amadeo, Miranda I and Alejandrina, which were sold and delivered to buyers on May 29, 2015, July 16, 2015, and March 7, 2016, respectively, to a $0.5 million combined decrease in crew costs of our container feeder vessels and our Austral mostly associated to the devaluation of the Argentine peso and a combined $0.4 million decrease in maintenance costs and other running costs related to our container feeder vessels; partially offset by a $2.6 million increase related to our bareboat chartered vessel Mentor, which entered into operation on July 1, 2015.

Amortization of drydocking. Amortization of drydocks in the three months ended June 30, 2016, were $2.7 million as compared to $2.4 million for the same period of 2015, an increase of $0.3 million, or 13%. This increase is primarily attributable to an increased level of drydock amortization of our bareboat chartered vessel Austral on account of its drydock during the second quarter of 2016.

Amortization of drydocks in the six months ended June 30, 2016, were $5.1 million, as compared to $4.4 million for the same period of 2015, an increase of $0.7 million, or 14%. This increase is primarily attributable to $0.3 million increased level of amortization of drydock of our UP Turquoise on account of its drydock during the fourth quarter of 2015 in our Offshore Supply Business, $0.2 million increased level of drydock amortization of our bareboat chartered vessel Austral on account of its drydock during the second quarter of 2016 in our Ocean Business, and a $0.2 million increased level of amortization of drydock of some of our pushboats in our River Business.

Depreciation of vessels and equipment. Depreciation of vessels and equipment for the three months ended June 30, 2016, was $9.8 million as compared to $10.4 million in the same period of 2015. This $0.6 million decrease was mainly attributable to a $0.5 million decrease related to the full depreciation of some of our barges and a $0.1 million decrease in the depreciation of our Amadeo related to its sale on May 29, 2015.

Depreciation of vessels and equipment for the six months ended June 30, 2016, was $19.7 million as compared to $20.9 million in the same period of 2015. This $1.2 million decrease was mainly attributable to a $0.9 million decrease related to the full depreciation of some of our barges and to a combined $0.6 million decrease in the depreciation of our Amadeo and our Alejandrina related to their sale on May 29, 2015, and March 7, 2016, respectively; partially offset by a $0.2 million increase in depreciation on account of enhancements made to some of our pushboats in our River Business, and by a $0.1 million increase in the depreciation of our RSV UP Coral on account of its conversion into an RSV in our Offshore Business.

Administrative and commercial expenses. Administrative and commercial expenses were $15.4 million in the three months ended June 30, 2016, as compared to $10.3 million in the same period of 2015, resulting in an increase of $5.1 million or 50%. This increase is mainly associated to a combined $4.8 million non-cash increase related to revised labor contingencies and customs claims in Paraguay, and a $0.3 million increase in board of director expenses as a result of the two new members appointed during the first quarter of 2016.

Administrative and commercial expenses were $25.4 million in the six months ended June 30, 2016, as compared to $19.9 million in the same period of 2015, resulting in an increase of $5.5 million or 27%. This increase is primarily associated to a combined $4.8 million non-cash increase related to revised labor contingencies and customs claims in Paraguay, a $0.5 million increase in board of director expenses mainly as a result of the two new members appointed during the first quarter of 2016 and to a $0.2 million increase in legal fees.

Other operating (loss) income, net. Other operating income was $0.6 million in the three months ended June 30, 2016, as compared to an operating loss of $1.1 million in the same period of 2015. This $1.7 million increase is mainly attributable to a $1.1 million net loss from the sale of our Amadeo in the second quarter of 2015, and to a combined $0.5 million increase related to our Parana Iron and our Asturiano on account of insurance recoveries.

Other operating income was $1.9 million in the six months ended June 30, 2016, as compared to an operating loss of $1.0 million in the same period of 2015. This $2.9 million increase is mainly attributable to a $1.0 million loss of hire compensation of our UP Safira during the first quarter of 2016 in our Offshore Supply Business; a $0.9 million increase related to the net loss of from the sale of our Amadeo during the second quarter of 2015, a combined $0.5 million increase related to loss of hire compensations of our Asturiano and Argentino in our Ocean Business and to a $0.4 million increase related to our Parana Iron on account of an insurance recovery.

Operating profit. Operating profit for the three months ended June 30, 2016, was $0.7 million, a decrease of $2.9 million from an operating profit of $3.6 million for the same period of 2015. This decrease is mainly attributable to a $4.6 decrease in operating profit of our Offshore Supply Business from $6.7 million in the second quarter of 2015 to $2.2 million in the same period of 2016 primarily due to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise; partially offset by a $1.2 million decrease in the operating loss of our Ocean Business from $2.6 million in the second quarter of 2015 to $1.5 million in the same period of 2016 primarily attributable to a net loss from the sale of our Amadeo recorded during the second quarter of 2015, faster rotation of our container feeder vessels and our bareboat chartered vessel Mentor, which entered into operation on July 1, 2015; and a $0.5 million decrease in operating loss of our River Business from $0.6 million in the second quarter of 2015 to $0.1 million in the same period of 2016 mainly associated to the net result of the new operational model based on a point to point convoys system instead of a hub and spoke system previously used, a reduced headcount and more stringent cost control.

Operating profit for the six months ended June 30, 2016, was $4.7 million, a decrease of $3.7 million from an operating profit of $8.4 million for the same period of 2015. This decrease is mainly attributable to a $8.3 million decrease in operating profit of our Offshore Supply Business from $14.8 million in the first half of 2015 to $6.5 million in the same period of 2016 primarily due to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise; partially offset by a $4.2 million increase in operating profit of our River Business from an operating loss of $3.8 million in the first half of 2015 to an operating profit of $0.4 million in the same period of 2016 mainly associated to the net result of the new operational model based on a point to point convoys system instead of a hub and spoke system previously used, a reduced headcount and more stringent cost control; and to a $0.4 million decrease in the operating loss of our Ocean Business from a loss of $2.6 million in the first half of 2015 to a loss of $2.2 million in the same period of 2016 primarily attributable to a net loss from the sale of our Amadeo recorded during the second quarter of 2015 and our bareboat chartered vessel Mentor, which entered into operation on July 1, 2015.

Financial expense. Financial expense in the three months ended June 30, 2016, was $12.2 million, as compared to $8.4 million in the same period of 2015. This $3.8 million increase is mostly explained by debt renegotiation costs incurred during the second quarter of 2016, by accrued interests related to due and unpaid interest installments of our 2021 Notes and to accrued interests related to the due and unpaid interest and principal installment under our IFC and OFID loan facilities; partially offset by the partial prepayments of our DVB-NIBC and DVB-NIBC-ABN loan facilities in January 2016 and the full repayment of our Natixis loan facility in March 2016.

Financial expense in the six months ended June 30, 2016, was $28.6 million, an increase of $11.9 million as compared to $16.7 million in the same period of 2015. This variation is mostly explained by debt renegotiation costs incurred during the first half of 2016, by accrued interests related to due and unpaid interest installments of our 2021 Notes and to accrued interests related to the due and unpaid interest and principal installment under our IFC and OFID loan facilities; partially offset by the partial prepayments of our DVB-NIBC and DVB-NIBC-ABN loan facilities in January 2016 and the full repayment of our Natixis loan facility in March 2016.

Foreign currency exchange gains, net. Foreign currency exchange gains for the three months ended June 30, 2016, was $0.8 million, compared to $1.7 million in the same period of 2015. This $0.9 million change is mainly attributable to lower cash foreign currency exchange gains in some of our subsidiaries and to the effect of our exposure to the fluctuation in the value of local currencies mostly related to the devaluation of the Argentine peso and the Brazilian real.

Foreign currency exchange losses for the six months ended June 30, 2016, was $1.2 million, compared to $0.2 million in the same period of 2015. This $1.0 million change is mainly attributable to lower cash foreign currency exchange gains in some of our subsidiaries and to the effect of our exposure to the fluctuation in the value of local currencies mostly related to the devaluation of the Argentine peso and the Brazilian real.

Income taxes (expenses). Income tax expense for the three months ended June 30, 2016, was $2.0 million, compared to $3.1 million in the same period of 2015. This $1.1 million variation is mainly attributable to a decrease in the deferred income tax related to barges built at our Punta Alvear Yard and sold to related parties during the second quarter of 2016.

The income tax expense for the six months ended June 30, 2016, was $4.8 million, compared to $2.7 million in the same period of 2015. This $2.1 million increase is mainly attributable to a joint $3.6 million charge attributable to the accelerated depreciation scheme in Brazil and a decrease in the exchange variance provision in our Offshore Supply Business; partially offset by a $1.1 million decrease in the deferred income tax attributable to barges built at our Punta Alvear Yard and sold to related parties during the second quarter of 2016, a combined $0.3 million decrease attributable to higher pretax losses in our Argentinean subsidiaries operating in the River and Ocean Business and a $0.1 million decrease attributable to a lower pretax income in Brazil in our Offshore Supply Business.

Liquidity and Capital Resources

We are a holding company that operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Due to current market conditions such as historically low commodity prices compounded with overcapacity in our River Business, as well as overcapacity in the Brazilian offshore supply marine market, which translated into contract cancellations in September 2015 and requests for time charter rate reductions on our PSV and RSV fleet, our cash generating capacity has been, and could continue to be, significantly impaired. These impacts have not permitted the regular service of our interest payments on our debt obligations.

We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our debt, which could result in our debt being accelerated by our lenders. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments and, if we are not successful in accessing the capital markets at sufficient levels, our lenders could foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. We currently do not believe that we would be successful in accessing the capital markets, or access the capital markets on terms that are commercially acceptable to us. Moreover, in connection with any additional amendments to our debt agreements that we could obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.

Alternatively to debt capital markets, we may seek to raise additional cash through capital increase from Southern Cross, our major shareholder, or its affiliates, or through the sale of certain of the Company's assets/segments.

Nevertheless, at June 30, 2016, we believe that cash on hand and internally generated cash flow will be sufficient to fund our operations (operating costs, working capital requirements and scheduled capital expenditures but not debt principal and service payments) for the next twelve months.

At June 30, 2016, we had aggregate indebtedness of $454.7 million, consisting of $225.0 million aggregate principal amount of our 2021 Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $4.2 million and $11.9 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $55.6 million under three senior loan facilities with DVB and $24.2 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $42.0 million under a senior loan facility with DVB, NIBC and ABN Amro as co-lenders, indebtedness of our subsidiary Linford Trading Inc. of $26.9 million under a senior loan facility with DVB and NIBC, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $39.1 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $9.8 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $16.2 million under a senior loan facility with IFC and OFID as co-lenders. In addition, as of June 30, 2016, we had accrued interest of $23.4 million.

At June 30, 2016, we had cash and cash equivalents on hand of $45.6 million plus $7.9 million in restricted cash (including non-current restricted cash), making a total of $53.5 million.

Operating Activities

In the six months ended June 30, 2016, cash flow provided by operations increased $7.9 million to $16.8 million as compared to $8.9 million in the same period of 2015. Net loss for the six months ended June 30, 2016, was $29.9 million as compared to $11.5 million in the same period of 2015, an increase of $18.4 million. To determine cash from operations, net loss is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail as follows:
	For the six-month period ended June 30,
(Stated in thousands of U.S. dollars)	2016	2015
Net loss	$(29,911)	$(11,500)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels and equipment	19,673	20,917
Amortization of dry docking	5,068	4,447
Debt issuance expense amortization	1,020	1,279
Loss on sale of vessel	--	1,089
Other adjustments	561	1,226
Loss on debt renegotiation costs (reclassification to Financing Activities)	11,558	--
Net loss adjusted for non-cash items	$7,969	$17,458

Net loss is also adjusted for changes in operating assets and liabilities and expenditure in drydock in order to determine net cash provided by operations:

The positive change in operating assets and liabilities of $11.1 million for the six months ended June 30, 2016, resulted from a $16.9 million increase in other payables on account of due and unpaid interests and by a $7.2 million increase in accounts payable; partially offset by a $9.9 million increase in other receivables, operating supplies and inventories and prepaid expenses, by a $2.6 million increase in accounts receivable and by a $0.5 million decrease in customer advances. In addition, cash flow from operating activities decreased by $1.2 million, $0.9 million and $0.1 million in the six months ended June 30, 2016, due to expenditures in drydock for our Ocean, Offshore Supply and River businesses, respectively.

The negative change in operating assets and liabilities of $5.1 million for the six months ended June 30, 2015, resulted from a $4.8 million increase in accounts receivables, a $4.6 million decrease in accounts payable, a $2.0 million decrease in other assets and liabilities and by a $0.4 million decrease in customer advances; offset by a $6.7 million decrease in operating supplies and prepaid expenses. In addition, cash flow from operating activities decreased by $1.6 million, $1.5 million and $0.3 million in the six months ended June 30, 2015, due to expenditures in drydock for our Offshore Supply, River and Ocean businesses, respectively.

Investing Activities

During the six months ended June 30, 2016, we disbursed $0.6 million in the construction of new line and port pushboats, $0.5 million in our IT navigation system, $0.2 million in our Parana Iron and in $0.1 million in our midstream transshipment station for agricultural products, in our River Business; $13.9 million (of which $0.2 million were paid as of June 30, 2016) in the acquisition of offshore barges to be paid in 60 equal monthly installments and $2.4 million in the acquisition of UP Agate's crane, in our Offshore Supply Business.

We also invested approximately $3.9 million in the production of tank barges in our Punta Alvear Shipyard, which are shown within Operating Supplies and Inventories, during the first six months of 2016.

On January 28, 2016, we entered into a MOA whereby we agreed to sell out Product Tanker Alejandrina. This vessel was subsequently delivered to buyers on March 7, 2016, and we received net proceeds of $1.8 million after totally prepaying the $2.9 million balance outstanding with Natixis (included in financing activities) and commissions.

Financing Activities

Cash used in financing activities was $15.4 million during the six months ended June 30, 2016, compared to $2.6 million provided in the same period of 2015. This $18.0 million decrease is mainly attributable to $20.0 million proceeds received from our revolving credit facility during the first half of 2015, $11.6 million debt renegotiation costs paid during the first half 2016 and $7.2 million increase in early repayment of long-term debt, including $2.9 million corresponding to the full prepayment of our senior loan facility with Natixis, $2.5 million corresponding to a partial repayment under the senior loan facility with DVB, NIBC and ABN Amro and $1.8 million corresponding to a partial repayment under the senior loan facility with DVB and NIBC; partially offset by $16.0 million decrease in scheduled repayments of long-term financial debt pursuant to the forbearance agreements signed with our secured creditors and $4.8 million increase in other financing activities, which include a decrease in restricted cash.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, funding the construction of barges in our shipyard at Punta Alvear, funding scheduled and unscheduled drydocks and potentially funding the conversion of our PSVs into RSVs. The Company does not anticipate ordering additional vessels in 2016 or realizing any additional capital expenditures other than maintenance capital expenditures.

We estimate that for the remainder of 2016, we will invest approximately $5.2 million in our pushboat fleet (including critical spares parts such as engine spares), $4.5 million in the construction of new barges, $1.1 million in our IT Navigation System, $1.0 million in the maintenance of our barge fleet and $0.9 million in upgrade works at our Punta Alvear Yard and fleetings, in our River Business. We also estimate that we will invest approximately $1.2 million in spare parts for our PSV fleet and $0.6 million in the crane for our UP Agate (last installment), in our Offshore Supply Business. Finally, we expect to disburse an aggregate amount of $3.7 million in drydock expenses.

We expect to fund these future capital requirements through existing cash and/or cash flow from operations.

We may order additional vessels and or incur other capital expenditures, which are not discussed above or contemplated at this time.

Supplemental Information

The following tables reconcile our Adjusted Consolidated EBITDA to our net cash provided by (used in) operating activities for the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
$(000)	2016	2015
Net cash provided by operating activities	$16,797	$8,932
Net cash used in investing activities	(1,013)	(16,860)
Net cash (used in) provided by financing activities	(15,382)	2,599

Net cash provided by operating activities	$16,797	$8,932

Plus

Adjustments

Decrease (increase) in operating assets and liabilities	(11,071)	5,093
Expenditure for dry docking	2,243	3,433
Income taxes	4,810	2,747
Financial expenses	17,036	16,673
Allowance for doubtful accounts	92	(194)
Yard EBITDA from Touax barge sale	(199)	(198)
Other adjustments	(1,673)	(3,400)

Adjusted Consolidated EBITDA	$28,035	$33,086

The following tables reconcile our Adjusted Consolidated EBITDA to our segment operating profit (loss) for the six months ended June 30, 2016, and 2015, on a consolidated and a per segment basis:

	Six Months Ended June 30, 2016

	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$375	$6,475	$(2,200)	$4,650
Depreciation and amortization	13,233	9,537	1,971	24,741
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(13)	--	--	(13)
Yard EBITDA from Touax barge sale	(199)	--	--	(199)
Other net	--	15	--	15

Segment Adjusted EBITDA	$13,396	$16,027	$(229)	$29,194

Items not included in Segment Adjusted EBITDA
Financial income				--
Foreign currency Exchange losses, net				(1,159)

Adjusted Consolidated EBITDA				28,035

	Six Months Ended June 30, 2015

	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(3,808)	$14,794	$(2,618)	$8,368
Depreciation and amortization	13,714	9,197	2,453	25,364
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(309)	--	--	(309)
Yard EBITDA from Touax barge sale	(198)	--	--	(198)
Other net	(1)	15	41	55

Segment Adjusted EBITDA	$9,398	$24,006	$(124)	$33,280

Items not included in Segment Adjusted EBITDA
Financial income				--
Foreign currency Exchange gains (losses), net				(194)

Adjusted Consolidated EBITDA				33,086

The use of the term "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the U.S. Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2021 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-down of vessels). The calculation of EBITDA as defined in the Notes due 2021 excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing our 8⅞% First Preferred Ship Mortgage Notes due 2021, or the Indenture, from the time of designation as such. We have provided EBITDA as defined in the Notes due 2021 in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. We do not intend for EBITDA as defined in the Notes due 2021 to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the Notes due 2021 may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities. These definitions of EBITDA as defined in the Notes due 2021 may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2021 are available for management's discretionary use. EBITDA as defined in the Notes due 2021 has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	Adjusted Consolidated EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	Adjusted Consolidated EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

•	Adjusted Consolidated EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations,

•	Adjusted Consolidated EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•	Adjusted Consolidated EBITDA does not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted Consolidated EBITDA does not, therefore, reflect any cash requirements for such replacements, and

•	Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at June 30, 2016

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30, 2016 (unaudited)	At December 31, 2015
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,595	$45,193
Restricted cash	6,471	10,779
Accounts receivable, net of allowance for doubtful accounts of $397 and $489 in 2016 and 2015, respectively	35,381	32,655
Operating supplies and inventories	14,952	16,947
Prepaid expenses	6,456	3,560
Other receivables	20,925	18,064
Other assets	-	4,535
Total current assets	129,780	131,733

NONCURRENT ASSETS

Other receivables	24,903	21,500
Restricted cash	1,472	1,472
Vessels and equipment, net	671,644	669,087
Dry dock	7,456	10,281
Investments in and receivables from affiliates	3,810	3,570
Deferred income tax assets	668	846
Total noncurrent assets	709,953	706,756
Total assets	$839,733	$838,489

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$39,634	$29,391
Customer advances	1,481	1,968
Payable to related parties	116	41
Accrued interest	23,422	11,454
Current portion of long-term financial debt, net of debt issuance costs of $9,807 and $10,827 in 2016 and 2015, respectively	445,664	452,721
Other current liabilities	21,413	19,955
Total current liabilities	531,730	515,530

NONCURRENT LIABILITIES

Accounts payable	10,904	-
Deferred income tax liabilities	14,005	10,562
Deferred gains	2,582	2,783
Total noncurrent liabilities	27,491	13,345
Total liabilities	559,221	528,875

EQUITY

Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding	1,446	1,446
Additional paid-in capital	492,533	491,893
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(193,299)	(163,388)
Accumulated other comprehensive loss	(680)	(849)
Total equity	280,512	309,614
Total liabilities and equity	$839,733	$838,489

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the six-month periods
	ended June 30,
	2016	2015

REVENUES

Transportation and services	$140,777	$169,759
Manufacturing	-	10,908
	140,777	180,667
OPERATING EXPENSES

Voyage expenses	(38,950)	(45,235)
Running costs	(48,914)	(72,178)
Manufacturing costs	-	(8,579)
Depreciation and amortization	(24,741)	(25,364)
Administrative and commercial expenses	(25,397)	(19,936)
Other operating income, net	1,875	(1,007)
	(136,127)	(172,299)
Operating profit	4,650	8,368

OTHER INCOME (EXPENSES)

Financial expense	(28,594)	(16,673)
Foreign currency exchange losses, net	(1,159)	(194)
Investments in affiliates	(13)	(309)
Other, net	15	55
Total other income (expenses)	(29,751)	(17,121)
Loss before income tax	(25,101)	(8,753)

Income tax	(4,810)	(2,747)
Net loss	$(29,911)	$(11,500)

LOSS PER SHARE - BASIC AND DILUTED	$(0.21)	$(0.08)

Basic and diluted weighted average number of shares	140,729,487	140,710,112

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the six-month periods
	ended June 30,
	2016	2015

Net loss	$(29,911)	$(11,500)

Other comprehensive income (loss):

Reclassification of net foreign currency derivative gains to depreciation and amortization	(4)	(4)
Reclassification of net derivative losses on cash flow hedges to financial expenses	297	447
Derivative losses on cash flow hedges	(124)	(339)
	169	104
Comprehensive loss, net of income tax effect of $0	$(29,742)	$(11,396)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity

December 31, 2014	140,729,487	$1,446	$490,469	$(19,488)	$(115,384)	$(1,321)	$355,722

Compensation related to stock awards granted	-	-	723	-	-	-	723
Net loss	-	-	-	-	(11,500)	-	(11,500)
Other comprehensive income	-	-	-	-	-	104	104
June 30, 2015	140,729,487	1,446	491,192	(19,488)	(126,884)	(1,217)	345,049

December 31, 2015	140,729,487	$1,446	$491,893	$(19,488)	$(163,388)	$(849)	$309,614

Compensation related to stock awards granted	-	-	640	-	-	-	640
Net loss	-	-	-	-	(29,911)	-	(29,911)
Other comprehensive income	-	-	-	-	-	169	169
June 30, 2016	140,729,487	$1,446	$492,533	$(19,488)	$(193,299)	$(680)	$280,512

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(29,911)	$(11,500)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels and equipment	19,673	20,917
Amortization of dry docking	5,068	4,447
Expenditure for dry docking	(2,243)	(3,433)
Loss on debt renegotiation costs	11,558	-
Debt issuance expense amortization	1,020	1,279
Net losses from investments in affiliates	13	309
Allowance for doubtful accounts	(92)	194
Share - based compensation	640	723
Loss on sale of vessel	-	1,089
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(2,634)	(4,795)
Other receivables, operating supplies and inventories and prepaid expenses	(9,911)	6,668
Other	(476)	453
Increase (decrease) in liabilities:
Accounts payable	7,158	(4,634)
Customer advances	(487)	(360)
Other payables	17,421	(2,425)
Net cash provided by operating activities	16,797	8,932

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(5,697)	(19,427)
Proceeds from disposal of vessel, net	4,684	2,567
Net cash used in investing activities	(1,013)	(16,860)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt renegotiation cost paid	(11,558)	-
Scheduled repayments of long-term financial debt	(843)	(16,185)
Early repayment of long-term financial debt	(7,234)	(676)
Decrease in restricted cash	4,313	-
Proceeds from revolving credit facility	-	20,000
Other financing activities, net	(60)	(540)
Net cash (used in) provided by financing activities	(15,382)	2,599
Net increase (decrease) in cash and cash equivalents	402	(5,329)
Cash and cash equivalents at the beginning of year	45,193	34,982
Cash and cash equivalents at the end of the period	$45,595	$29,653

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the six-month periods ended June 30, 2016 and 2015 is unaudited)

1.	NATURE OF OPERATIONS, FINANCIAL SITUATION AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for technological products, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry. In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

Financial situation

The Company maintains $478,893 of long term financial debt including accrued interests as of June 30, 2016 of which $119,006 are current as were stated in the terms of the original debt agreements.

The Company has not made each of the $10 million interest payment due on December 15, 2015 and June 15, 2016 on its outstanding 8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes") which constitutes an event of default. The Company entered into forbearance agreements with most of its lenders with respect to this event of default which expired at May 31, 2016. The lenders agreed, for the duration of these agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the nonpayment by the Company of its interest payment under the 2021 Senior Notes, and to work with the Company in negotiating a sustainable financial structure.

The forbearance agreement also provided for the formation of a special committee, among others, to explore options and make recommendations to the Company's board of directors in connection with the restructuring of the Company, including a process to market and sell the River Business and Offshore Supply Business. This sale process was launched in February 2016 in accordance with the agreement and some non-binding offers were received being far from what it is considered a fair value for this business.

Besides, as it is described in note 4, the Company has not made the principal and interest payments due in May and June, 2016 on some of its loans which also constitute an event of default.

As of the date of the issuance of these financial statements the Company does not have any forbearance agreements in place. However, the lenders have not taken any enforcement actions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Moreover, due to the uncertainties surrounding the current downturn conditions of the Brazilian offshore supply business driven mainly by the drop in oil crude prices, certain of our platform supply vessels (PSVs) time charter contracts with our customer Petroleo Brasileiro SA (Petrobras) were early terminated or blocked during 2015 and 2016. Further early termination or blockage of our time charter contracts with Petrobras may result in our PSVs laid up for an extended period of time which could have a material adverse effect on our financial condition and results of operations.

Negotiations continue with representatives of holders of the 2021 Senior Notes and with the Company's other secured lenders to obtain debt maturity extensions or restructuring of the debt agreements, including the 2021 Senior Notes and the credit facilities and loan agreements.

Also, as of December 31, 2015 and June 30, 2016, the Company failed to meet some financial covenants.

As a result of these non-compliances and of the default and cross-default provisions contained in relevant debt agreements, the Company has classified the respective long term financial debt amounting to $359,887 at June 30, 2016, as current liabilities. As a result, the Company reports a working capital deficit of $401,950 at June 30, 2016.

We cannot guarantee that our efforts to extend the maturity of or restructure our debt agreements will be successful. If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreements, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. Thus, there is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.

The unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. The consolidated balance sheet at December 31, 2015, has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method. The Company uses the US dollar as its functional currency. Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Certain subsidiaries enter into transactions denominated in currencies other than their functional currency. Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of operations in the period in which the currency exchange rate changes.

b)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested and all common shares have been issued pursuant to the exercise of all outstanding stock options.

For the six-month periods ended June 30, 2016 and 2015, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted loss per share calculation because they would have had an antidilutive effect:

	For the six-month periods ended June 30, (unaudited)
	2016	2015

Stock options	2,473,000	2,473,000
Restricted stock	-	19,000
Total	2,473,000	2,492,000

The following table sets forth the computation of basic and diluted net loss per share:

	For the six month periods ended June 30, (unaudited)
	2016	2015

Net loss	$(29,911)	$(11,500)
Basic and diluted weighted average number of shares	140,729,487	140,710,112
Basic and diluted net loss per share	$(0.21)	$(0.08)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

c)	Comprehensive loss

The components of accumulated other comprehensive loss in the condensed consolidated balance sheets were as follows:

	At June 30, 2016 (unaudited)	At December 31, 2015

Unrealized net losses on interest rate collar	$-	$(212)
Unrealized net losses on interest rate swaps	(786)	(747)
Unrealized net gains on EURO hedge	106	110
Accumulated other comprehensive loss	$(680)	$(849)

d)	New accounting standards

Revenue recognition

On May 28, 2014 the Financial Accounting Standards Board (FASB) issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States. The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2017 and entities will be permitted to adopt the standard as early as the original public entity effective date (i.e. annual reporting periods beginning after December 15, 2016 and interim periods therein). Early adoption prior to that date is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

Going concern

In August 2014, the FASB issued ASU No. 2014-15 -Presentation of Financial Statements- Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.

ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

Debt issuance costs

On April 7, 2015, the FASB issued the final guidance (ASU 2015-03) to simplify the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs have not changed. The new standard requires retrospective application and represents a change in accounting principle. The final guidance is effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted. The Company adopted the guidance in retrospective manner in this quarter. Thus, the Company classified the debt issuance costs as a direct deduction from the respective debt liability amounting $9,807 and $10,827 at June 30, 2016 and December 31, 2015, respectively, in the accompanying consolidated balance sheet.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Deferred tax assets and liabilities classification

On November 20, 2015, the FASB issued final guidance (ASU 2015-17) that requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. In addition, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after 15 December 2016 (i.e., 2017 for a calendar-year company), and interim periods within those annual periods. Because early adoption is permitted, companies can start applying this guidance in interim and annual financial statements that have not yet been issued.

The guidance may be adopted on either a prospective or retrospective basis. The Company decided to early adopt the guidance in a prospective basis, modifying the classification of the deferred tax assets and liabilities as from December 31, 2015.

Leasing

On February 25, 2016, the FASB issued a comprehensive new leasing standard, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at June 30, 2016 and December 31, 2015 were as follows:

	At June 30, 2016 (unaudited)	At December 31, 2015

Ocean-going vessels	$40,986	$51,060
River barges and pushboats	502,452	496,585
PSVs	377,588	375,059
Offshore barges	13,914	-
Furniture and equipment	14,602	14,500
Building, land, operating base and shipyard	55,007	54,978
Total original book value	1,004,549	992,182
Accumulated depreciation	(332,906)	(323,095)
Net book value	$671,643	$669,087

For the six-month periods ended June 30, 2016 and 2015, depreciation expense was $19,673 and $20,917, respectively.

As of June 30, 2016, the net book value of the assets pledged as a guarantee of our long term financial debt was $453,000.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During the six-month period ended June 30, 2016, six river barges had been built in our own shipyard in Punta Alvear, Argentina for a total cost of $8,100.

During the six-month period ended June 30, 2015, three river barges had been built in our own shipyard in Punta Alvear, Argentina for a total cost of $3,600.

During January 2016 we entered into a MOA for which we sold our product tanker Alejandrina for a total sale price of $4,900 (the net value after commissions and direct costs of sale was $4,535). This vessel was subsequently delivered to buyers on March 7, 2016.

During the six-month period ended June 30, 2016, we acquired three barges for our Offshore Supply Business.

4.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt at June 30, 2016 and December 31, 2015:

			At June 30, 2016 (unaudited)				At December 31, 2015
Financial institution /			Nominal value
Borrower	Other	Due-year	Current(2)	Noncurrent	Total		Total

Ultrapetrol	Private Investors	June 2021	$225,778	-	$225,778	(1)	$225,842	(1)
UP Offshore Apoio	DVB SE	Through 2016	4,150	-	4,150		4,150
UP Offshore	DVB SE	Through 2016	21,050	-	21,050		21,050
UP Offshore	DVB SE	Through 2017	7,000	-	7,000		7,000
UP Offshore Apoio	BNDES	Through 2027	11,934	-	11,934		12,488
UP Offshore	DVB SE + Banco Security	Through 2018	24,166	-	24,166		24,166
Ingatestone Holdings	DVB NV + NIBC + ABN Amro	Through 2017	41,944	-	41,944		44,457
Linford Trading	DVB NV + NIBC	Through 2020	26,861	-	26,861		28,661
Stanyan Shipping	Natixis	Through 2017	-	-	-		3,146
Up Offshore	DVB SE	Through 2016	27,500	-	27,500		27,500
UABL Paraguay	IFC	Through 2020	16,304	-	16,304		16,304
UABL Paraguay	OFID	Through 2020	9,782	-	9,782		9,782
UABL Barges and others	IFC	Through 2020	22,826	-	22,826		22,826
UABL Paraguay and Riverpar	IFC	Through 2021	9,706	-	9,706		9,706
UABL Paraguay and Riverpar	OFID	Through 2021	6,470	-	6,470		6,470
At June 30, 2016			455,471	-	455,471
At December 31, 2015			$463,548	-			$463,548

(1)	Includes unamortized debt premium of $778 and $842, respectively, as of June 30, 2016 and December 31, 2015.
(2)	Includes $359,887 of long-term financial debt classified as current, as explained in Note 1.

The agreements governing the debts contain customary events of default and cross-default provisions. If an event of default occurs and it is continuing, the lenders may require that the entire debt be immediately repaid in full. As mentioned in Note 1 and below, due to the event of default and of the cross-default provisions contained in relevant debt agreements, the Company has classified the respective long-term financial debt amounting to $359,887 at June 30, 2016, as current liabilities.

Also, as of December 31, 2015, the Company failed to meet some financial covenants. As discussed above, the lenders have agreed for the duration of the forbearance or waiver agreements not to take any enforcement actions given these failures. As of the date of the issuance of these financial statements the Company does not have any forbearance agreements in place. However, the lenders have not taken any enforcement actions.

As of June 30, 2016 and December 31, 2015, $7,943 and $12,251, respectively, of restricted cash was maintained in accordance with certain covenants of our debt agreements, and these amounts were included within restricted cash in the accompanying consolidated balance sheets.

During the six-month period ended June 30, 2016, the Company recorded a loss of $11,558 related to debt renegotiation costs incurred within financial expense.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes")

On June 10, 2013, the Company completed the Offering of $200,000 of 2021 Senior Notes, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The net proceeds of the offering were used to repay in full on July 10, 2013, the 2014 Senior Notes or $180,000, and for general corporate purpose.

On October 2, 2013, we closed the sale of $25,000 in aggregate principal amount of our 2021 Senior Notes (the "Add-On Notes"), which were offered as an add-on to our outstanding $200,000 aggregate principal amount of our 2021 Senior Notes. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225,000 of our 2021 Senior Notes. The Add-On Notes were sold at 104.5% and the net proceeds were used for general corporate purposes.

Interest on the 2021 Senior Notes is payable semi-annually on June 15 and December 15 of each year. The 2021 Senior Notes are senior obligations guaranteed by certain of the Company's subsidiaries in the River and Ocean Business. The 2021 Senior Notes were initially secured by first preferred ship mortgages on four ocean vessels, 15 river pushboats and 345 river barges.

The Company has the option to redeem the 2021 Senior Notes in whole or in part, at their option, at any time (i) before June 15, 2016, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after June 15, 2016, at a fixed price of 106.656%, which price declines ratably until it reaches par after June 15, 2019. At any time before June 15, 2016, the Company may redeem up to 35% of the aggregate principal amount of the 2021 Senior Notes with the proceeds of one or more equity offerings at 108.875% of the principal amount of the 2021 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2021 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2021 Senior Notes will have the right to require the Company to repurchase some or all of the 2021 Senior Notes in cash at 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

In the fourth quarter of 2013 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2021 Senior Notes that were issued in a private placement on June 10, 2013 pursuant to a registration rights agreement, to allow the 2021 Senior Notes be eligible for trading in the public markets. On December 30, 2013 the Company completed the exchange offer, with an aggregate amount of $200,000 in principal amount of the 2021 Senior Notes or 100% of the 2021 Senior Notes exchangeable.

In the fourth quarter of 2013 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2021 Senior Notes that were issued in a private placement on October 2, 2013 pursuant to a registration rights agreement, to allow the 2021 Senior Notes be eligible for trading in the public markets. On January 24, 2014 the Company completed the exchange offer, with an aggregate amount of $25,000 in principal amount of the 2021 Senior Notes or 100% of the 2021 Senior Notes exchangeable.

The indenture includes affirmative covenants, including the reporting of financial results and other developments. The indenture also contains negative covenants related to our ability and, in certain instances, the ability of certain of our subsidiaries to, (i) pay dividends or make distributions on the Company's capital stock or repurchase the Company's capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets.

The indenture provides for customary events of default, including but not limited to, (i) nonpayment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25% in aggregate of the principal amount of the 2021 Senior Notes outstanding may declare all of the notes to be due and payable immediately, together with accrued interest, if any. As of December 31, 2015, we were in compliance with all covenants under the indenture.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Although Ultrapetrol (Bahamas) Limited, the parent company, is the issuer of the 2021 Senior Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

On December 15, 2015, Ultrapetrol announced that the Company decided not to make the $10 million interest payment due December 15, 2015 as negotiations to obtain debt maturity extensions and/or to restructure the financial debt were continuing with representatives of holders of the 2021 Senior Notes and with the Company's other secured lenders. Ultrapetrol had a thirty day grace period under its Senior Notes indentures to make the missed interest payment before it triggers an event of default.

On January 29, 2016, the Company announced that, as a result of its negotiations with advisors representing a majority of holders of the 2021 Senior Notes, the Company reached a forbearance agreement through March 31, 2016 by paying a forbearance fee of $2,000. On February 11, 2016, the Company announced that had received the consent of holders of $223,348 aggregate principal amount of the Notes, representing approximately 99.27% of the 2021 Senior Notes outstanding.

On April 5, 2016, the Company announced that it reached an agreement with its secured lenders to extend its existing forbearance agreements through April 30, 2016.

On May 10, 2016, the Company announced that it reached an agreement with its secured lenders to extend its existing forbearance agreements through May 31, 2016.

The secured lenders agreed, for the duration of the forbearance agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the non-payment by the Company of its interest payment under the 2021 Notes and to work with the Company in negotiating a sustainable financial structure.

The forbearance agreement also provided for the appointment of two new independent directors, as well as to the formation of a special committee that, among other things, to explore options and make recommendations to the Company's board of directors in connection with the restructuring of the Company, including a process to market and sell the River Business and the Offshore Supply Business.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the interest payments due December 15, 2015 and June 15, 2016, the lenders have not taken any enforcement actions.

Offshore Supply Business Segment

Loans with DVB Bank SE (Formerly DVB Bank AG) (DVB SE)

a)	Senior secured term loan facility of up to $15,000: On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (UP Offshore Apoio) as Borrower, Packet Maritime Inc. (Packet) and Padow Shipping Inc. (Padow) as Guarantors and UP Offshore (Bahamas) Ltd. (UP Offshore) entered into a senior secured term loan facility of up to $15,000 with DVB SE for the purposes of providing post- delivery financing of our PSV UP Agua Marinha. The loan is secured by a mortgage on this vessel.

This loan is divided into two tranches:

-	Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 in February 2016.

-	Tranche B, amounting to $2,000 was fully repaid through February 2009.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the principal payments due January 14 and February 16, 2016, the lenders have not taken any enforcement actions.

b)	Senior secured term loan facility of up to $61,306: On December 28, 2006 UP Offshore as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantor entered into a senior secured term loan facility of up to $61,306 with DVB SE for the purposes of providing post-delivery re-financing of our PSVs UP Safira, UP Esmeralda and UP Topazio. The loan is secured by a mortgage on these vessels.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The loan accrues interest at LIBOR plus a margin of 1.20% per annum with quarterly principal and interest payments and matures in December 2016. The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $17,300 in December 2016.

On August 1, 2012, the Borrower, the Guarantors and DVB SE agreed to amend the loan agreement to permit the Borrower to re-borrow $10,000. During 2012, the Company drew down $8,275. This amount, accrued interest at LIBOR plus 3.50% per annum and it was repaid in two instalments of $4,137.5 each on March 28, 2013 and June 28, 2013.

On March 31, 2015, DVB waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, DVB amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of December 31, 2015 and June 30, 2016 we did not reach the minimum required forward looking consolidated debt service coverage ratio. Also, as of June 30, 2016 we did not reach the minimum required historical consolidated debt service coverage ratio.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the principal payments due March 14 and June 14, 2016, the lenders have not taken any enforcement actions.

c)	Senior secured term loan facility of up to $25,000: On October 31, 2007 UP Offshore as Borrower and Ultrapetrol (Bahamas) Limited, Packet, Padow, Topazio Shipping LLC, UP Offshore Apoio Marítimo Ltd. and UP Offshore (Uruguay) S.A. as guarantors entered into a senior secured term loan facility of up to $25,000 with DVB SE for the purposes of providing post-delivery re-financing of our PSV named UP Diamante. The loan is secured by a mortgage on this vessel.

The Banks, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

The loan bears interest at LIBOR plus a margin of 1.50% per annum with quarterly principal and interest payments and matures in November 2017.  The regularly scheduled payments commenced in February 2008 and are comprised of 8 installments of $750 each, 24 of $500 each and 8 of $250 each with a balloon installment of $5,000 in November 2017.

On March 26, 2015, DVB amended the loan agreement to include customary covenants and provisions and to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of December 31, 2015 and June 30, 2016 we did not reach the minimum required forward looking consolidated debt service coverage ratio. Also, as of June 30, 2016 we did not reach the minimum required historical consolidated debt service coverage ratio.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the principal payments due February 1 and May 1, 2016, the lenders have not taken any enforcement actions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of up to $40,000:

On December 9, 2010 UP Offshore, as Borrower, and Glasgow Shipping Inc. and Zubia Shipping Inc. (the owners of our PSVs UP Turquoise and UP Jasper) and Ultrapetrol (Bahamas) Limited and Corporación de Navegación Mundial S.A., as joint and several Guarantors, entered into a senior secured term loan facility of up to $40,000 with DVB SE and Banco Security, as co-lenders, to partially finance the construction and delivery of our two PSVs UP Turquoise and UP Jasper. The loan is secured by a mortgage on these vessels.

The loan was drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs, accrues interest at LIBOR (base rate) plus a margin of 3.0% per annum and shall be repaid by (i) 32 equal quarterly consecutive installments of $417 each, together with a balloon payment of $ 6,667 payable concurring with the last repayment installment in December 2018.

The co-lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

On March 26, 2015, lenders amended the loan agreement to include customary covenants and provisions and to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the principal payments due March 16 and June 16, 2016, the lenders have not taken any enforcement actions.

Senior secured post-delivery term loan facility with DVB Bank America NV (DVB Bank America), NIBC Bank NV (NIBC) and ABN Amro Capital USA LLC (ABN Amro) of up to $84,000

On January 18, 2013 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post-delivery term loan facility of up to $84,000 with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities.

The loan facility is divided into four tranches, each in the aggregate amount of up to the lesser of $21,000 and 60% of the fair market value of the PSV to which such tranche relates.

The tranche of the loan facility in respect of the refinancing of the PSV UP Jade was drawn down in the amount of $20,850 on January 24, 2013 and shall be repaid by (i) 20 equal consecutive quarterly installments of $521 beginning in January 2013 and (ii) a balloon payment of $10,425 concurrent with the last quarterly repayment in October 2017.

The tranche of the loan facility in respect of the refinancing of the PSV UP Amber was drawn down in the amount of $5,000 and $15,550, respectively, on March 28, 2013 and June 28, 2013 and shall be repaid by (i) an instalment of $139 in June 2013, (ii) 17 equal consecutive quarterly installments of $516 beginning in September 2013 and (iii) a balloon payment of $10,275 concurrent with the last quarterly repayment in September 2017.

The tranche of the loan facility in respect of the refinancing of the PSV UP Pearl was drawn down in the amount of $20,550 on October 11, 2013 and shall be repaid by (i) 16 equal consecutive quarterly installments of $642 beginning in January 2014 and (ii) a balloon payment of $10,275 concurrent with the last quarterly repayment in September 2017.

Following the cancelation of the shipbuilding contract in respect of PSV UP Onyx the Company canceled part of the total commitment in an amount of up to $21,000.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Each tranche accrues interest at LIBOR (base rate) plus a margin of 4.0 per annum.

The Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

On March 26, 2015, lenders waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, lenders amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of December 31, 2015 and June 30, 2016 we did not reach the minimum required forward looking debt service coverage ratio on a consolidated basis for Ultrapetrol. Also as of June 30, 2016 we did not reach the minimum consolidated liquidity ratio for Ingatestone Holdings Inc. and the minimum required historical debt service coverage ratio on a consolidated basis for Ultrapetrol.

On January 14, 2016, we prepaid $2,513 outstanding under this senior secured loan.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the principal payments due January 11, January 29, March 29, April 11, April 29 and June 29, 2016, the lenders have not taken any enforcement actions.

Revolving credit facility with DVB Bank SE of up to $40,000

On May 31, 2013, UP Offshore (Bahamas) Ltd. entered into a revolving credit facility with DVB Bank SE for a $40,000 reducing, revolving credit facility. The commitment under this revolver decreases quarterly by $1,250 or $5,000 per year.  Advances under the facility are available for general corporate purposes until May 31, 2016.  The facility bears interest at LIBOR plus 3% (or lender's cost of funds, if the lenders in their discretion determine that LIBOR is not representative of such costs). A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.95% per annum.

On June 3 and September 18, 2015, UP Offshore drew down an amount of $20,000 and $8,750, respectively, under this revolving credit facility. The outstanding balance matures as follows: $1,250 in March 2016 and $1,250 in June 2016, together with a balloon payment of $25,000.

There is no available undrawn amount at December 31, 2015.

On March 26, 2015, we entered into a Guarantee Agreement with DVB which includes customary covenants and provisions including the requirement to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, such Guarantee Agreement requires the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of December 31, 2015, we did not reach the minimum required forward looking consolidated debt service coverage ratio.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the principal payments due March 31, June 16 and June 29, 2016, the lenders have not taken any enforcement actions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Senior secured term loan facility with DVB Bank America and NIBC of up to $38,400

On December 20, 2013 Linford Trading Inc. (our wholly owned subsidiary in the Offshore Supply Business and the holding company of Leeward Shipping Inc. and Jura Shipping Inc.) as Borrower, Leeward Shipping Inc. and Jura Shipping Inc. (our wholly owned subsidiaries in the Offshore Supply Business and collectively the owners of our PSVs UP Agate and UP Coral) and UP Offshore (Bahamas) Ltd. and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $38,400 with DVB Bank America and NIBC (the "Lenders") for the purposes of providing financing of our PSVs UP Agate and UP Coral.

A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.50%.

The loan facility is divided into two tranches, each in the aggregate amount of up to the lesser of $19,200 and 60% of the fair market value of the PSV to which such tranche relates.

Each tranche of the loan facility shall be divided into two advances which shall be made available to the Borrower as follows:

-	The first advance of each such tranche shall be made available to the Borrower in the amount of up to $16,000, which was drawn down on December 30, 2013, and shall be repaid by (i) 28 quarterly installments of $400 per tranche beginning in March 2014 and (ii) a balloon repayment of $4,800 in November 2020.

-	The second advance of each such tranche shall be made available to the Borrower in the amount of up to $3,200 not later than January 31, 2015, provided that the UP Agate and UP Coral have obtained employment of not less than 3 years with a charterer on terms and conditions acceptable to the Lenders.

In January and in July 2015, the Borrower, the Lenders and the Guarantors signed amendments of the loan agreement. In connection with those amendments the availability period was extended through June 30 and September 30, 2015, respectively, in relation to the second advance of each tranche of the financing of our PSV UP Agate and UP Coral.

On September 17, 2015, we drew down $3,200 corresponding to the second advance for our UP Coral. This advance shall be repaid by (i) 12 quarterly installments of $138 per tranche beginning in December 2015, (ii) 9 quarterly installments of $55 per tranche beginning in December 2018 and (iii) a balloon repayment of $1,045 in December 2020.

Each tranche accrues interest at LIBOR (base rate) plus a margin of 4.0% per annum and the Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate. The margin in respect of a tranche of the loan facility may be reduced to 3.25% per annum upon delivered to and acceptance by a time charter of the PSV to such tranche relates pursuant to a time charter on terms and conditions acceptable to the Lenders.

Ultrapetrol shall comply with certain financial covenants including: (i) an average monthly balance of available cash in a demand deposit of not less than $20,000 on a consolidated basis, (ii) an equity ratio of not less than 20%, (iii) a consolidated tangible net worth of not less than $150,000 and, (iv) a ratio of consolidated debt service coverage ratio of not less than 150% (on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter).

On March 26 and March 31, 2015, the Borrowers, the Lenders and the Guarantors signed amendments to the loans agreements to relax certain financial covenants. In connection with these amendments Ultrapetrol shall maintain (i) a ratio of consolidated debt service coverage ratio of not less than 105% as of June 30, 2015, of not less than 115% as of September 30, 2015 and of not less than 130% thereafter (each on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter, excluding balloon payments and prepayments), and (ii) with effect from January 1, 2015, an average monthly balance of available cash of not less than $20,000 on a consolidated basis in (x) demand deposit and time deposit and (xx) unused and available for drawing revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

UP Offshore (Bahamas) Ltd. shall comply with certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5 (on a rolling four quarter basis, tested as of the last day of each fiscal quarter).

As of December 31, 2015 and June 30, 2016 we did not reach the minimum required forward looking debt service coverage ratio for Linford Trading Inc. and on a consolidated basis for Ultrapetrol. Also as of June 30, 2016 we did not reach the minimum consolidated liquidity ratio for Linford Trading Inc. and the minimum required historical debt service coverage ratio on a consolidated basis for Ultrapetrol.

On January 12, 2016, we prepaid $1,800 outstanding under this senior secured loan.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the principal payments due March 16, March 31, June 14 and June 29, 2016, the lenders have not taken any enforcement actions.

The above loans in our Offshore Supply Business are secured by a first priority mortgage over our PSVs, corporate guarantee and a first priority assignment of the earnings, insurances and requisition compensation or other employment contracts exceeding 12 months. The loans contain customary covenants that limit among other things, without the prior written consent of the majority lenders, the ability of our subsidiaries in the Offshore Supply Business to incur additional indebtedness, sell assets, repay indebtedness, amend the terms of subordinated debt, merge or consolidate, change lines of business, change the flag, class or management of the PSVs mortgaged under such facility, create or permit to exist liens on their assets, make loans, make investments or capital expenditures and undergo a change in ownership or control. In addition, some of the PSVs owning companies are permitted to pay dividends, make distributions and effect redemptions or returns of share capital up to 50% of their net income and under certain circumstances, without the prior written consent of the majority lenders. Also, the loans contain certain financial covenants relating to Ultrapetrol and our subsidiaries in the Offshore Supply Business related with their financial position, operating performance and liquidity, including maintaining minimum amounts of net assets.

Ocean Business Segment

Senior secured term loan with Natixis of up to $13,616

On January 29, 2007 Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis (the "Lender") to provide post-delivery financing secured by the vessel. The loan, which matures in February 2017, shall be repaid by equal quarterly installments of $227 with a balloon installment of $2,687 which due in February 2017. The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.20% per annum thereafter.

On May 21, 2012, we prepaid $1,849 outstanding under this senior secured loan.

During January 2016 we entered into a MOA for which we sold our product tanker Alejandrina for a total sale price of $4,900. We fully repaid the outstanding balance at the date of the settlement amounting $2,921 with the proceeds from such sale.

River Business Segment

Loans with International Finance Corporation ("IFC") and OPEC Fund for International Development (OFID)

During 2008, our subsidiaries in the River Business entered into loans agreements with IFC and OFID to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

a)	2008 Loan facility of up to $25,000: On September 15, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $25,000.

The loan shall be repaid in semi-annual installments of $1,087 for the first 9 payments and $1,902 for the last 8 payments, beginning in June 2012. The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

b)	2008 Loan facility of up to $35,000: On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $35,000.

The loan shall be repaid in semi-annual installments of $1,522 for the first 9 payments and $2,663 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

c)	2008 Parallel Loan facility of up to $15,000: On November 28, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and OFID entered into a loan agreement for an amount of up to $15,000.

The loan shall be repaid in semi-annual installments of $652 for the first 9 payments and $1,141 for the last 8 payments, beginning in June 2012. The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio.

During 2011 our subsidiaries in the River Business entered into loans agreements with IFC and OFID to partially finance: (i) the construction and acquisition of sixty-four additional barges, (ii) the modification to nine existing pushboats necessary to replace their engines, (iii) the re-bottoming of fifty existing barges, and (iv) the construction and acquisition of additional pushboats and ancillary equipment.

a)	2011 Loan facility of up to $15,000: On December 2, 2011 UABL Paraguay S.A. and Riverpar S.A. (our subsidiaries in the River Business), as joint and several Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $15,000.

The loan shall be repaid in semi-annual installments of $882 beginning on June 15, 2013 and ending on June 15, 2021. The loan accrues interest at LIBOR plus a margin of 3.65% per annum.

b)	2011 Parallel Loan facility of up to $10,000: On December 15, 2011 UABL Paraguay S.A. and Riverpar S.A. (our subsidiaries in the River Business), as joint and several Borrowers, UABL (Bahamas) Limited as Guarantor and OFID entered into a parallel loan agreements for an amount of up to $10,000.

The loan shall be repaid in semi-annual installments of $588 beginning on June 15, 2013 and ending on June 15, 2021. The loan accrues interest at LIBOR plus a margin of 3.65% per annum.

The above loans in our River Business are secured by a first priority mortgage over part of our Paraguayan and Liberian river fleet, corporate guarantee and a first priority assignment of the earnings, insurances and requisition compensation or other employment contracts. The loans also contain customary covenants that limit among other things the ability of our subsidiaries in the River Business to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, incur capital expenditures, leases and enter into any derivative transaction, except hedging agreements for fuel, interest rate or foreign currency in the ordinary course of business. In addition, the loans contain certain financial covenants relating to UABL (Bahamas) Limited (our holding company in the River Business) and other subsidiaries in the River Business related with their financial position, operating performance and liquidity. These loans and guarantee agreements impose operating and negative covenants on the subsidiaries in the River Business.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

As of December 31, 2015 and June 30, 2016 we did not reach the minimum required current ratio for all the loans with IFC and OFID.

The agreements governing the loans also contain customary events of default and cross-default provisions. If an event of default occurs and its continuing, IFC and OFID may require the entire amount of the loans be immediately repaid in full. Further, the loan agreements contain loan-to-value ratios (ranging from 1.6 to 3.0) in relation with the river fleet pledged as security.

As of the date of the issuance of these financial statements, the Company does not have any forbearance agreement in place. Although the Company decided not to make the principal and interest payments due June 15, 2016, the lenders have not taken any enforcement actions.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	Claims in Paraguay

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three mattersin respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2,200, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $600 non-withheld taxes, $700 in fines and $1,300 in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1,294 in full and final settlement of the claim and agreed to drop the appeal we had filed against to the Supreme Court. However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold awaiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines or legal costs still in dispute or that the final outcome of these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. - Paraguayan Customs Asunción

These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total amount owed taxes according to Customs in Asuncion is up to Gs. 12.056.635.704 (approximately $2.1 million), that is to say twice the value of the purchased bunkers (Gs. 6.028.317.852). The claim was rejected by the competent Court. This ruling was appealed and applied for annulment and is now in procedure at the Supreme Court of Justice of Paraguay pending resolution. As of June 30, 2016 a loss contingency liability related with this matter of $1.1 million was recorded.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. Customs imposed a fine of Gs. 2.791.514.822 and judicial proceedings have been commenced where a final decision from the Supreme Court of Justice of Paraguay is still pending. As of June 30, 2016 a loss contingency liability related with this matter of $0.5 was recorded.

UABL Paraguay S.A. - Paraguayan Tax Authority

These are administrative proceedings commenced by the Paraguayan Tax Authorities on December 15, 2011 against UABL Paraguay S.A. due to an alleged improper use of some fiscal credit. The aforementioned tax authorities suggested some rectifications to be madeand also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3,000. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A., Yataity S.A. and UABL S.A. – Alleged Tax Evasion

These proceedings were commenced by the National Customs Authority of Paraguay on a supposed Income Tax evasion regarding some freight services rendered by UABL S.A., UABL Paraguay S.A. and Yataity S.A. from Tres Fronteras Terminal and other ports in Paraguay during 2000 and 2005.Those three entities were charged by said administrative authority for owing the alleged non-paid taxes plus same amount in fines. The total amount was, after some discussions, finally determined by the Customs National Authority in approximately $0.3 million plus a fine in the same amount. This resolution has been judicially argued by UABL entities and is now pending resolution by the Supreme Court of Justice of Paraguay. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are fifty percent chances that these proceedings will have an adverse financial impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. – Administrative Dossier due to alleged lack of deletion certificates

On May 2016, an administrative dossier was initiated due to a Bolivian International Vessel Registry (RIBB) report. It investigates an alleged lack of presentation of Bolivian flag deletion certificates in the Paraguayan flagging process of 252 vessels. In case Paraguayan administrative court decides UABL Paraguay S.A. is liable for not complying with said submission, Paraguayan Registry could declare the decrees that granted Paraguayan flag null and void and those vessels could remain unflagged. In this case, these vessels would no longer be able to operate in Paraguay. A resolution is awaited proximately. Our local counsel is of the opinion that it is probable to obtain a favorable decision in these proceedings.

b)	Claims in Brazil

UP Offshore Apoio Marítimo Ltda.- Rio de Janeiro State Treasury Office - UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096 (approximately $240), plus interest. A decision is now pending over the non-application of the tax to the vessel's import.

Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have an adverse impact on the consolidated financial position or result of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

UP Offshore Apoio Marítimo Ltda. - Rio de Janeiro Municipal State Treasury Office - Tax assessment

On March 6, 2015, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. aiming to collect Service Tax (ISS) supposedly due on values related to bareboat charter agreements for the period August 2010 to December 2014 which were determined in the amount of approximately $4.5 million. On April 1, 2015, the company presented its administrative defense. At the same time, the right of the company not to pay this tax is being discussed in court and a decision is still pending. Our local counsel has advised that there are strong arguments to support our right and a remote chance to get an unfavorable decision.

c)	Claims in Argentina

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (UPSA) requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $400. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

On May 05, 2015, UPSA took notice of administrative proceedings commenced by Argentine Customs Authorities on November 04, 2014, due to an alleged infringement of Customs regulations on temporary import regime. The Customs' fine applicable in such a case could vary between $0.08 million and $2.5 million, with an additional amount of $0.08 million regarding additional VAT and income taxes, and the charges for import duties could reach $0.5 million. The chances of success will depend on the outcome of the proceedings before the Argentine Secretary of Industry, but even if UPSA is found liable, the fine will probably be imposed around the minimum amount.

d)	Favorable arbitration award

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the non-performance of a barge sale contract has decided not to appeal the arbitration award issued on December 23, 2014, in favor of our subsidiary in which $1,919 were awarded on account of damages plus interests and costs.

On December 15, 2015, the Company entered into a final agreement with the former customer for a final amount of $2,294, which was collected $600 during the year ended December 31, 2015 and the balance in monthly installments of $200, beginning in January 2016. Thus, The Company recorded a gain of $2,294 in 2015 related to the claim.

e)	Other claims and arbitrations

Touax Hydrovia Corp. v Corporación de Navegación Mundial S.A.

This case involves cross-claims under a long-term bareboat charter on 24 barges, dated April 25, 2012, between Touax Hydrovia Corp. ("Touax"), as Owner, Corporación de Navegación Mundial S.A. ("Cornamusa"), as Charterer, and Ultrapetrol (Bahamas) Limited, as guarantor. Touax had the obligation to register the barges in a jurisdiction which would permit Cornamusa, through a Paraguayan subsidiary, to operate the barges on the Parana-Paraguay River System. Due to a change in Paraguayan legislation, Touax was no longer able to register the last 7 barges under its flag after the expiration of their provisional certificates and remain without any register. Therefore, these barges have been out of service and put off-hire by Cornamusa. Touax's commenced an arbitration claim in New York against Cornamusa related to the payment of hire (roughly $1.3 million at the present) which was suspended on December 2014. Likewise, as Cornamusa considers Touax to be in breach of the provision which obligated Touax to ensure that its registration of the barges would not impede Cornamusa's ability to trade them on the River system, it has therefore submitted a counterclaim in New York arbitration against Touax for breach. This counterclaim involves losses for insurance during the period of layup (following expiration of the provisional certificates) and transportation/mooring costs. Additionally, Touax executives admitted that they had recently abandoned their efforts to resolve the flagging issue. Consequently, Cornamusa terminated the contract with respect to the 7 barges in dispute. Touax may increase its claim, but that has not yet occurred. In addition, the application for $6.0 million security filed by Touax and opposed by Cornamusa and Ultrapetrol has been recently denied for the time being.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Our local counsel indicated that Cornamusa has the better arguments supported by the contract terms and has classified the outcome of this contingency as uncertain.

Trafigura Beheer BV (and related companies) vs. Ultrapetrol S.A.

Claims have been made against Ultrapetrol S.A. by companies in the Trafigura Group under a series of contracts made in 2011-13 for construction of river barges. The claims are for alleged defects in the construction of the barges, which are (with some minor exceptions) denied by Ultrapetrol S.A.

Solicitors representing Trafigura have commenced arbitration proceedings against Ultrapetrol S.A. and arbitrators were appointed in September/October 2015. Claim submissions were served on February 2, 2016. Defence Submissions and a Request for Further Information were served on June 2016 and responses from Trafigura are awaited. The total claims amount to approximately $15.5 million, excluding interests and costs. The opinion of our local counsel is reasonably optimistic that Ultrapetrol S.A. will not have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that are reasonably possible to have a material adverse effect on us.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's liabilities as of June 30, 2016 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities
- Interest rate swaps (included in other liabilities)	$-	$362	$-

The estimated fair value of the Company's other financial assets and liabilities as of June 30, 2016 were as follows:
	Carrying amount (unaudited)	Estimated fair value (unaudited)
ASSETS

Cash and cash equivalents	$45,595	$45,595
Restricted cash (current and noncurrent portion)	7,943	7,943

LIABILITIES

Long term financial debt - Note 4 (1)	$455,471	$276,862

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements. Generally, the carrying value of variable interest rate debt, approximates fair value. It was not practicable to estimate the fair value of the Company's investments in 50% or less owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Liabilities arising from outstanding derivative positions are included in the accompanying unaudited condensed consolidated balance sheets as other liabilities, as follows:

	At June 30, 2016 (unaudited)
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate swaps (cash flow hedge)	$345	$-

	At December 31, 2015
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$229	$-
Interest rate swaps (cash flow hedge)	435	-
	$664	$-

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large and well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive loss in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

This agreement ended on June 15, 2016.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

INTEREST RATE SWAP AGREEMENTS

Through our subsidiaries in the Offshore Supply Business, we have entered into various interest rate swap agreements maturing in October 2016 and December 2018 that call our subsidiaries to pay fixed interest rates ranging from 0.89% to 3.67% on an aggregate notional value of $46,600 (subsequently adjusted in accordance with the amortization schedule under these financings) and receive a variable interest rate based on LIBOR on these notional values. The purpose of these interest rate swap agreements is to hedge our exposure to interest volatility under our financings with DVB Bank SE, NIBC and ABN Amro.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive loss in the unaudited condensed consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of June 30, 2016, the total notional amount of the interest rate swaps is $34,235.

OTHER DERIVATIVE INSTRUMENTS

Through our subsidiaries in the Offshore Supply Business, the Company has entered into various interest rate swap agreements, while providing effective economic hedges, are not designated as hedge for accounting purposes. These contracts mature ranging from 2014 through 2016 and call for the Company to pay fixed interest rate at 0.90% on an aggregate notional value of $14,749 (subsequently adjusted in accordance with the amortization schedule under these financings) and receive a variable interest rate based on LIBOR. Changes in the fair value are recognized within "Other income (expenses)" in the accompanying unaudited condensed consolidated statement of operations.

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Companies' tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $67 at June 30, 2016) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

UP Offshore Apoio Maritimo Ltda. has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished. A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income. Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the six-month periods ended June 30, 2016 and 2015, our subsidiaries did not derive any U.S. source shipping income. Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

9.	SHARE CAPITAL

Common shares and shareholders

On July 2, 2012, the shareholders of the Company at a Special General Meeting approved the increase in authorized share capital from 100,000,000 to 250,000,000 shares of common stock with a par value of $0.01 per share, and approved the adoption of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association.

On December 12, 2012, we entered into an investment agreement with Sparrow Capital Investments Ltd. or Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. or Southern Cross, pursuant to which we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. Concurrently Sparrow designated Sparrow CI Sub Ltd. to receive 16,060,000 shares of common stock of Ultrapetrol.

At June 30, 2016, the outstanding common shares are 140,729,487 par value $.01 per share and all the shares of the Company have one vote.

At June 30, 2016, our shareholders Sparrow and Sparrow CI Sub Ltd. (a wholly owned subsidiary of Sparrow), hold 103,206,821 and 16,060,000 shares, respectively, which represent 73.34% and 11.41% of the outstanding shares, respectively. The joint voting power for these shares represents 84.75% of the total voting power.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Listing Transfer to NASDAQ Stock Exchange ("NASDAQ") Capital Market

On August 27, 2015, the Company received notice dated August 25, 2015, from the NASDAQ indicating that the Company's common stock was not in compliance with NASDAQ's continued listing standard requiring a minimum closing bid price of at least one dollar per share over the preceding 30 consecutive business days. This notice did not have an immediate effect on the listing of our common shares.

Under the NASDAQ's rules, the Company had a period of six months from the date of the NASDAQ notice to regain compliance. If, at any time during the 180 day period, the closing bid price for the Company's common stock had been at least one dollar for a minimum of ten consecutive business days, compliance would have been regained and the matter would be closed.

On February 9, 2016, the Company received another notice from the NASDAQ indicating that the Company's common stock was not in compliance with NASDAQ's continued listing standard requiring a minimum market value of publicly held shares of $5,000 for the preceding 30 consecutive business days. This notice did not have an immediate effect on the listing of Ultrapetrol's common shares.

Under the NASDAQ's rules, the Company had a period of six months from the date of the NASDAQ notice to regain compliance. If, at any time during the 180 day period, the minimum market value of publicly held shares exceeded $5,000 for a minimum of ten consecutive business days, compliance would have been regained and the matter would be closed.

On February 22, 2016, Ultrapetrol announced that its application to be listed on the NASDAQ Capital Market had been approved by NASDAQ. Effective February 23, 2016, the Company's stock are listed on the NASDAQ Capital Market, rather than on NASDAQ's Global Select Market. The move to the NASDAQ Capital Market will not affect the listing or trading of the Company's common stock.

By transferring to the NASDAQ Capital Market, the Company regained compliance with the continued listing standard for the minimum required market value of its publicly held shares. Also in connection with the Company's move to the NASDAQ Capital Market, NASDAQ extended the period during which the Company had to come into compliance with the minimum bid price per share requirement through August 22, 2016. If at any time during that period, the closing bid price of the Company's common stock had been at least one dollar per share for a minimum of ten consecutive business days, compliance would have been regained and the matter would be closed.

On August 23, 2016, the Company received notice that its common stock will be delisted from the Capital Market as of September 1, 2016, as a result of the Company's inability to meet NASDAQ's one dollar minimum bid price per share requirement, unless the Company appeals the determination to delist its common stock. The Company filed such an appeal on August 25, 2016.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

The Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids. We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region. In addition, we use one barge, our Parana Iron (former Parana Petrol) as an iron ore floating transshipment and storage station and another transshipment unit. River Business transportation services contributed 52% and 45% of consolidated operating revenues for the six-month periods ended June 30, 2016 and 2015, respectively. The Company also has a shipyard that should promote organic growth and from time to time make external sales. Third party shipyard sales contributed 0% and 6% of consolidated operating revenues for the six-month periods ended June 30, 2016 and 2015, respectively.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs, barges and a Remotely Support Vessel (RSV) owned by UP Offshore (Bahamas), which are designed to transport supplies to offshore oil & gas industry such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  As of June 30, 2016, our Offshore Supply Business fleet consisted of thirteen Platform Supply Vessels, or PSVs, one ROV (Remotely Operated Vehicle) Support Vessel, or RSV, and three offshore barges. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked but expected to resume its contract in the forthcoming months), three were laid-up in Brazil and two remained laid-up in the North Sea. We are currently seeking employment for these laid-up vessels in Brazil with Petrobras as well as in the North Sea. Our UP Jade was blocked following the finalization of its current contract on August 1, 2016, and is currently seeking employment. The current Petrobras contract of our RSV UP Coral was extended until August 24, 2017.  Offshore Supply Business transportation services contributed 30% and 31% of consolidated operating revenues for the six-month periods ended June 30, 2016 and 2015, respectively.

On September, 21, 2015 we received a notification from Petrobras regarding the early termination of contracts for three of our non-Brazilian flag PSVs UP Amber, UP Pearl, and UP Esmeralda. During September 2015, we received a notification from Petrobras regarding the blockage of our non-Brazilian flag PSVs UP Turquoise, which is under a time charter contract until March 2019.

Ocean Business: In our Ocean Business, we operate four oceangoing vessels, two product tankers (both of them on lease to us), and two container feeder vessels under a container line service in Argentina cabotage trade, which transport mostly foreign containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina. Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives serving regional trades mainly in Argentina and Brazil. Ocean Business transportation services contributed 18% and 18% of consolidated operating revenues for the six-month periods ended June 30, 2016 and 2015, respectively.

All of the Company's operating revenues were derived from its foreign operations. The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	For the six-month periods ended June 30, (unaudited)
	2016	2015
Revenues (1)
− South America	$119,209	$157,287
− Central America	75	709
− Europe	18,253	18,918
− Asia	3,240	3,753
	$140,777	$180,667
(1)	Classified by country of domicile of charterers/customers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world. In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate. Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At June 30, 2016 (unaudited)	At December 31, 2015
Vessels and equipment, net
− South America	$612,020	$610,599
− Europe	55,409	54,251
− Other	4,215	4,237
	$671,644	$669,087

For the six-month period ended June 30, 2016, 85% of the Company's revenues are concentrated in South America and at June 30, 2016, 91% of the Company's vessels and equipment are located in South America.

For the six-month period ended June 30, 2016, revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 22%, 30% and 24%, of the Company's consolidated revenues, respectively.

For the six-month period ended June 30, 2015, 87% of the Company's revenues are concentrated in South America and at June 30, 2015, 91% of the Company's vessels and equipment are located in South America.

For the six-month period ended June 30, 2015, revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 19%, 30% and 29%, of the Company's consolidated revenues, respectively.

As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in South America.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations. Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2016 (unaudited):

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$73,364	$42,300	$25,113	$140,777
Running and voyage expenses	(47,169)	(18,207)	(22,488)	(87,864)
Depreciation and amortization	(13,233)	(9,537)	(1,971)	(24,741)
Segment operating (loss) profit	375	6,475	(2,200)	4,650
Segment assets	412,100	318,239	59,731	790,070
Investments in and receivables from affiliates	3,785	-	25	3,810
Loss from investment in affiliates	(13)	-	-	(13)
Additions to long-lived assets	2,179	16,452	69	18,700

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet were as follow:

At June 30, 2016 (unaudited)

Total assets for reportable segments	790,070
Other assets	4,068
Corporate cash and cash equivalents	45,595
Consolidated total assets	839,733

The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2015 (unaudited):

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$81,060	$56,400	$32,299	$169,759
Manufacturing revenues	10,908	-	-	10,908
Running and voyage expenses	(62,983)	(26,474)	(27,956)	(117,413)
Manufacturing cost	(8,579)	-	-	(8,579)
Depreciation and amortization	(13,714)	(9,197)	(2,453)	(25,364)
Segment operating (loss) profit	(3,808)	14,794	(2,618)	8,368
Segment assets	439,316	326,223	74,360	839,899
Investments in and receivables from affiliates	3,806	-	186	3,992
Loss from investment in affiliates	(309)	-	-	(309)
Additions to long-lived assets	14,152	4,269	1,006	19,427

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.	SUPPLEMENTAL GUARANTOR INFORMATION

On June 10 and October 2, 2013 the Company issued $200,000 and $25,000, respectively, of its 2021 Senior Notes.

The 2021 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2021 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2021 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT JUNE 30, 2016 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$420,162	$58,953	$186,860	$(665,975)	$-
Other current assets	5,619	57,183	66,978	-	129,780
Total current assets	425,781	116,136	253,838	(665,975)	129,780

Noncurrent assets
Vessels and equipment, net	-	250,584	421,743	(683)	671,644
Investment in affiliates	97,611	-	25	(97,611)	25
Other noncurrent assets	-	17,556	20,728	-	38,284
Total noncurrent assets	97,611	268,140	442,496	(98,294)	709,953
Total assets	$523,392	$384,276	$696,334	$(764,269)	$839,733

Current liabilities
Payable to related parties	$-	$348,266	$317,825	$(665,975)	$116
Current portion of long-term financial debt, net of debt issuance cost	219,238	41,529	184,897	-	445,664
Other current liabilities	23,642	27,329	34,979	-	85,950
Total current liabilities	242,880	417,124	537,701	(665,975)	531,730

Noncurrent liabilities
Other non current liabilities	-	1,075	26,416	-	27,491
Total noncurrent liabilities	-	1,075	26,416	-	27,491
Total liabilities	242,880	418,199	564,117	(665,975)	559,221

Total equity	280,512	(33,923)	132,217	(98,294)	280,512
Total liabilities and equity	$523,392	$384,276	$696,334	$(764,269)	$839,733

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2015

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$411,901	$51,803	$172,599	$(636,303)	$-
Other current assets	25,805	58,454	58,301	-	142,560
Total current assets	437,706	110,257	230,900	(636,303)	142,560

Noncurrent assets
Vessels and equipment, net	-	264,380	405,419	(712)	669,087
Investment in affiliates	110,631	-	25	(110,631)	25
Other noncurrent assets	-	17,270	20,374	-	37,644
Total noncurrent assets	110,631	281,650	425,818	(111,343)	706,756
Total assets	$548,337	$391,907	$656,718	$(747,646)	$849,316

Current liabilities
Payable to related parties	$-	$330,500	$305,844	$(636,303)	$41
Current portion of long-term financial debt, net of debt issuance cost	225,842	42,262	195,444	-	463,548
Other current liabilities	12,881	32,119	17,768	-	62,768
Total current liabilities	238,723	404,881	519,056	(636,303)	526,357

Noncurrent liabilities
Other noncurrent liabilities	-	652	12,693	-	13,345
Total noncurrent liabilities	-	652	12,693	-	13,345
Total liabilities	238,723	405,533	531,749	(636,303)	539,702

Total equity	309,614	(13,626)	124,969	(111,343)	309,614
Total liabilities and equity	$548,337	$391,907	$656,718	$(747,646)	$849,316

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$72,158	$89,814	$(21,195)	$140,777

Operating expenses	(5,527)	(75,633)	(76,191)	21,224	(136,127)
Operating (loss) profit	(5,527)	(3,475)	13,623	29	4,650

Investment in affiliates	(13,189)	-	(13)	13,189	(13)
Other income (expenses)	(11,195)	(17,720)	(823)	-	(29,738)
Loss before income tax	(29,911)	(21,195)	12,787	13,218	(25,101)

Income tax benefit (expense)	-	898	(5,708)	-	(4,810)
Net (loss) income	$(29,911)	$(20,297)	$7,079	$13,218	$(29,911)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$96,661	$110,459	$(26,453)	$180,667

Operating expenses	(5,422)	(106,789)	(86,570)	26,482	(172,299)
Operating (loss) profit	(5,422)	(10,128)	23,889	29	8,368

Investment in affiliates	(5,651)	-	(309)	5,651	(309)
Other expenses	(427)	(14,136)	(2,249)	-	(16,812)
(Loss) income before income tax	(11,500)	(24,264)	21,331	5,680	(8,753)

Income tax expense	-	(1,091)	(1,656)	-	(2,747)
Net (loss) income	$(11,500)	$(25,355)	$19,675	$5,680	$(11,500)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net loss	$(29,911)	$(20,297)	$7,079	$13,218	$(29,911)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities	37,242	14,383	8,301	(13,218)	46,708
Net cash (used in) provided by operating activities	7,331	(5,914)	15,380	-	16,797

Intercompany sources	(8,261)	10,616	(2,355)	-	-
Non-subsidiary sources	-	(1,980)	967	-	(1,013)
Net cash (used in) provided by investing activities	(8,261)	8,636	(1,388)	-	(1,013)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	(11,621)	-	(3,761)	-	(15,382)
Net cash used in financing activities	(11,621)	-	(3,761)	-	(15,382)
Net (decrease) increase in cash and cash equivalents	$(12,551)	$2,722	$10,231	$-	$402

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net loss	$(11,500)	$(25,355)	$19,675	$5,680	$(11,500)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities	3,919	18,053	6,707	(5,680)	22,999
Net cash (used in) provided by operating activities	(7,581)	(7,302)	26,382	-	11,499

Intercompany sources	7,348	40,341	(47,689)	-	-
Non-subsidiary sources	-	(18,373)	(1,054)	-	(19,427)
Net cash provided by (used in) investing activities	7,348	21,968	(48,743)	-	(19,427)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	-	(3,218)	5,817	-	2,599
Net cash (used in) provided by financing activities	-	(3,218)	5,817	-	2,599
Net (decrease) increase in cash and cash equivalents	$(233)	$11,448	$(16,544)	$-	$(5,329)